UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

CONVOCATION NOTICE OF

THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

• Date and Time:	10:00 a.m. on Friday, June 24, 2016 (Doors open at 8:30 a.m.)

• Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

• Proposals:

Proposals made by the Board of Directors and the Nominating Committee

Company’s Proposals

Proposal 1	(Partial amendment to the Articles of Incorporation)

Proposal 2	(Appointment of thirteen (13) Directors)

Proposals made by certain shareholders (three persons in total)

Shareholders’ Proposals

Proposal 3	through Proposal 10

• Deadline for Exercising Voting Rights by Mail or via the Internet:

5:00 p.m. on Thursday, June 23, 2016

Please see pages 9 through 14 for details.

Mizuho Financial Group, Inc.

(Securities Code: 8411)

Information Regarding the General Meeting of Shareholders

Convocation Notice of the 14th Ordinary General Meeting of Shareholders		p.5

Please refer for the date and location of the general meeting of shareholders, etc.

Guide to Exercising Voting Rights		p.9

Explaining the exercise of important rights in order to participate in the management of the Mizuho Financial Group, Inc.

If attending the general meeting of shareholders in person

• Exercise of voting rights by attending the general meeting of shareholders in person		p.9

If not attending the general meeting of shareholders

• Exercise of voting rights by mail		p.9

• Exercise of voting rights via the Internet		p.12

Matters to Be Resolved at the General Meeting of Shareholders

Reference Materials for the General Meeting of Shareholders		p.15

Company’s Proposals (Proposals 1and 2)

Proposals made by the Board of Directors and the Nominating Committee

Proposal 1:	Partial amendment to the Articles of Incorporation	p.15

Proposal 2:	Appointment of thirteen (13) Directors	p.16

Shareholders’ Proposals (Proposals 3 through 10)

Proposals made by certain shareholders (three persons in total)		p.40 through 52

Proposal 3:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)

Proposal 4:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

Proposal 5:	Appointment as Director

Proposal 6:	Partial amendment to the Articles of Incorporation (Improvement in respect of the manner of speaking to customers as well as the handling of customers on the telephone)

Proposal 7:	Partial amendment to the Articles of Incorporation (Not informing customers of their inferiority of customer grade)

Proposal 8:	Partial amendment to the Articles of Incorporation (Abolishment of minimum fee for Green Sheet)

Proposal 9:	Partial amendment to the Articles of Incorporation (Abolishment of Mizuho Securities’ Customer Grading System (excluding IPOs))

Proposal 10:	Partial amendment to the Articles of Incorporation (Submission to Bank of Japan of written request for withdrawal of negative interest rate policy)

Report Regarding Results of Operations and Strategies

Business Report for the 14th Fiscal Year		p.54

This year, the new medium-term business plan has been announced. Please see p.66 and after for details.

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.		p.54

2. Matters Regarding Directors and Executive Officers		p.84

3. Matters Regarding Outside Directors		p.102

4. Matters Regarding MHFG’s Shares		p.104

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG		p.107

6. Matters Regarding Independent Auditor		p.109

7. Structure to Ensure Appropriate Conduct of Operations		p.112

8. Matters Regarding Specified Wholly-Owned Subsidiary		p.124

9. Others		p.124

Consolidated Financial Statements, etc.		p.125

Describing the detailed financial information and the audit results.

Consolidated Financial Statements		p.125

Non-Consolidated Financial Statements		p.128

Audit Report		p.131

Matters disclosed on the Internet

§	Pursuant to laws and regulations and the provision of Article 24 of the Articles of Incorporation, the notes to the consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website, and are therefore not described in the attached consolidated financial statements and non-consolidated financial statements. Accordingly, the attached consolidated financial statements and the non-consolidated financial statements are part of the consolidated financial statements and the non-consolidated financial statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Audit Committee for the purpose of the Audit Report.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, and the non-consolidated financial statements shall be notified by being posted on the Company’s website.

The Company’s website: http://www.mizuho-fg.co.jp/english/	Mizuho FG	Search

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities Code: 8411)

June 2, 2016

To Our Shareholders

Yasuhiro Sato

President & Group CEO

Member of the Board of Directors

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome,

Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 14th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights by mail or via the Internet. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 15through 52), please exercise your voting rights by 5:00 p.m. on Thursday, June 23, 2016 in accordance with the “Guide to Exercising Voting Rights” (pages 9 through 14). The voting results will be reported on the Company’s website (http://www.mizuho-fg.co.jp/english/).

Exercise of Voting Rights by mail	Exercise of Voting Rights via the Internet

→See pages 9 through 11	→See pages 12 through 14

Details

1.	Date and Time:	10:00 a.m. on Friday, June 24, 2016 (Doors open at 8:30 a.m.)

2.	Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo
3.	Purpose of the Meeting:

	Matters to be Reported:	Report on the Business Report for the 14th fiscal year (from April 1, 2015 to March 31, 2016), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be Resolved:

<Company’s Proposals (Proposals 1 and 2)>

Proposals made by the Board of Directors and the Nominating Committee

	Proposal 1:	Partial amendment to the Articles of Incorporation	→See page 15

	Proposal 2:	Appointment of thirteen (13) Directors	→See page 16

<Shareholders’ Proposals (Proposals 3 through 10)>

Proposals made by certain shareholders (three persons in total)

	Proposal 3:	Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)	→See page 41

	Proposal 4:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)	→See page 43

	Proposal 5:	Appointment as Director	→See page 45

Proposal 6:	Partial amendment to the Articles of Incorporation (Improvement in respect of the manner of speaking to customers as well as the handling of customers on the telephone)	→See page 47

Proposal 7:	Partial amendment to the Articles of Incorporation (Not informing customers of their inferiority of customer grade)	→See page 48

Proposal 8:	Partial amendment to the Articles of Incorporation (Abolishment of minimum fee for Green Sheet)	→See page 50

Proposal 9:	Partial amendment to the Articles of Incorporation (Abolishment of Mizuho Securities’ Customer Grading System (excluding IPOs))	→See page 51

Proposal 10:	Partial amendment to the Articles of Incorporation (Submission to Bank of Japan of written request for withdrawal of negative interest rate policy)	→See page 52

Proposals 3 through 10 have been made by certain shareholders.

The Board of Directors of the Company opposes all of those proposals.

-End of Notice-

*            *             *            *            *            *

Information regarding the general meeting of shareholders

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the “Voting Form” enclosed herewith to the reception at the entrance to the meeting place.

In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	On the meeting day, please bring this convocation notice with you.

§	No gifts to shareholders will be given on the meeting day.

Guide to Exercising Voting Rights

The voting rights at general meetings of shareholders are your important right to participate in the Company’s management. Please exercise your voting rights after carefully reading the reference materials for the general meeting of shareholders (pages 15 through 52).

You can exercise your voting rights by one of the following three ways:

In this general meeting of shareholders, the Company’s proposals (the proposals made by the Board of Directors and the Nominating Committee) and the Shareholders’ proposals (the proposals made by certain shareholders (three persons in total)) will be resolved.

ZOOM UP Examples for how to fill out the voting form:

Guide to Exercising Voting Rights

Guide to Exercising Voting Rights via the Internet

In the case of exercising voting rights via the Internet, please access the website for exercising voting rights from your PC, smartphone or cellphone and exercise your voting rights in accordance with the guide on the screen.	Deadline for Exercising Voting Rights
No later than 5:00 p.m. on Thursday, June 23, 2016

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for those who have applied to use such platform in advance.

Contact Information for Inquiries

For inquiries with respect to the exercise of voting rights via the Internet, including inquiries regarding how to operate a personal computer, please contact:

Internet Help Dial

Stock Transfer Agency Department, Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524

(Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays))

Notes

•

Passwords are used to verify the identity of the person exercising their rights as a shareholder, so please do not disclose them to others before the close of this meeting of shareholders. The Company will not be able to respond to inquiries by telephone or by other means regarding your password.

•	The website will be locked if an incorrect password is entered after a certain number of tries. If the site is locked, please follow the directions on the screen.

•

Although it has been confirmed that the website for exercising voting rights operates normally in the ordinary Internet environment, you may experience some difficulties in accessing the website depending on the device you use.

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

Reference Materials for the General Meeting of Shareholders

Company’s Proposals

Proposal 1: Partial amendment to the Articles of Incorporation

In order to enable flexible action in the case where the scope of business a bank holding company may engage in under the Banking Act is amended in the future, the Company seeks to rearrange its purpose stated in Article 2 (Purpose) of the current Articles of Incorporation and make necessary amendments to the Articles of Incorporation.

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation	Proposed Amendments
Article 2. (Purpose)	Article 2. (Purpose)

The purpose of the Company shall be to engage in the following businesses as a bank holding company:	The purpose of the Company shall be to engage in the following businesses as a bank holding company:

(1) Operation and management of bank holding companies, banks, long-term credit banks, specialized securities companies and other companies which may be owned by the Company as its subsidiaries under the Banking Act; and	(1) Operation and management of bank holding companies, banks, specialized securities companies and other companies which may be owned by the Company as its subsidiaries under the Banking Act, and any other business incidental thereto; and

(2) Any other business incidental to the foregoing.	(2) Any other business that a bank holding company may engage in under the Banking Act.

[Translation]

Proposal 2: Appointment of thirteen (13) directors

Of the thirteen (13) directors appointed at the 13th Ordinary General Meeting of Shareholders, Mr. Junichi Shinbo resigned as director as of April 1, 2016, and the term of office of the other twelve (12) directors will expire at the closing of this ordinary general meeting of shareholders. Therefore, the Company proposes the appointment of thirteen (13) directors in accordance with the determination by the Nominating Committee. The candidates for directors are as follows.

All six (6) outside directors satisfy the “Independence Standards of Outside Directors of MHFG” established by the Company. (For overview of the independence standards above, please see page 39.)

Candidate No.			Name	Current Title and Assignment in the Company
1	Reappointment		Yasuhiro Sato	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

2	Reappointment		Shusaku Tsuhara	Senior Managing Executive Officer Head of Compliance Group / Group CCO Member of the Board of Directors

3	Reappointment		Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

4	Reappointment		Koji Fujiwara	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors

5	New Appointment		Koichi Iida	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

6	Reappointment	Internal Non-Executive Director (Note 1)	Hideyuki Takahashi	Member of the Board of Directors Member of the Audit Committee

7	Reappointment	Internal Non-Executive Director (Note 1)	Nobukatsu Funaki	Member of the Board of Directors Member of the Audit Committee

Candidate No.			Name	Current Title and Assignment in the Company
8	Reappointment	Outside Director (Note 2)	Mitsuo Ohashi	Member of the Board of Directors Member of the Nominating Committee

9	Reappointment	Outside Director (Note 2)	Tetsuo Seki	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

10	Reappointment	Outside Director (Note 2)	Takashi Kawamura	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

11	Reappointment	Outside Director (Note 2)	Tatsuo Kainaka	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

12	Reappointment	Outside Director (Note 2)	Hirotake Abe	Member of the Board of Directors Member of the Audit Committee

13	Reappointment	Outside Director (Note 2)	Hiroko Ota	Member of the Board of Directors Member of the Nominating Committee

(Notes)	1.	Internal directors (directors other than “outside directors” as provided for in Article 2, Item 15 of the Companies Act) who do not concurrently serve as executive officers, specialist officers, employees or executive directors of the Company or the Company’s subsidiaries.

	2.	“Candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

Candidate No. 1	Yasuhiro Sato	Reappointment

Date of Birth	April 15, 1952 (Age 64)

Current Title and Assignment in the Company	President & Group CEO (Representative Executive Officer) Member of the Board of Directors

Number of Shares of Stock of the Company held	38,680 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning and business promotion, etc., as a member of the Group since 1976. Moreover, he has abundant management experience as the Group CEO and President & CEO of Mizuho Bank, Ltd. The Company has selected him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

March 2003	Executive Officer / Senior Corporate Officer of International Banking Unit of MHCB
April 2004	Managing Executive Officer / In charge of business promotion
March 2006	Executive Managing Director / Head of Corporate Banking Unit
April 2007	Deputy President / Chief Auditor
April 2009	President & CEO (until July 2013)
June 2009	Member of the Board of Directors of the Company
June 2011	Member of the Board of Directors of MHBK President & Group CEO of the Company (until June 2014)
July 2013	President & CEO of MHBK (Note 1)
April 2014	Member of the Board of Directors (current) Member of the Board of Directors of MHTB (current) Member of the Board of Directors of MHSC (current)
June 2014	Member of the Board of Directors, President & Group CEO of the Company (current)

(Definitions)
MHBK: Mizuho Bank, Ltd.
MHCB: Mizuho Corporate Bank, Ltd.
MHTB: Mizuho Trust & Banking Co., Ltd.
MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Candidate No. 2	Shusaku Tsuhara	Reappointment

Date of Birth	January 6, 1960 (Age 56)

Current Title and Assignment in the Company	Senior Managing Executive Officer Head of Compliance Group / Group CCO Member of the Board of Directors

Number of Shares of Stock of the Company held	388,600 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015) (Note 2)	The Board of Directors: 10/10 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, compliance, etc., as a member of the Group since 1983. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Compliance Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2010	Executive Officer / General Manager of Executive Secretariat of the Company
April 2012	Managing Executive Officer / In charge of Branch Banking Group of MHBK
July 2013	Managing Executive Officer / In charge of Corporate Banking of MHBK (Note 1)
April 2015	Senior Managing Executive Officer / Head of Compliance Group of the Company Senior Executive Managing Director / Head of Compliance Group of MHBK (current)
June 2015	Member of the Board of Directors, Senior Managing Executive Officer / Head of Compliance Group of the Company (current)

(Definitions)
MHBK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Senior Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 3	Ryusuke Aya	Reappointment

Date of Birth	May 20, 1960 (Age 56)

Current Title and Assignment in the Company	Managing Executive Officer Head of Risk Management Group / Group CRO Member of the Board of Directors

Number of Shares of Stock of the Company held	145,080 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc. as a member of the Group since 1984. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Risk Management Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2010	General Manager of Risk Management Division of MHCB
April 2012

Executive Officer / General Manager of Risk Management Division of the Company (until November 2013)

Executive Officer / General Manager of Risk Management Division of MHBK

Executive Officer / General Manager of Risk Management Division of MHCB

July 2013	Executive Officer / General Manager of Risk Management Division of MHBK (Note 1)
November 2013

Managing Executive Officer / Head of Risk Management Group of the Company (until June 2014)

Managing Executive Officer / Head of Risk Management Group of MHBK

Managing Executive Officer / In charge of Risk Management Group of MHTB

Managing Executive Officer / In charge of Risk Management Group of MHSC

April 2014	Executive Managing Director / Head of Risk Management Group of MHBK (current)
June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Risk Management Group of the Company (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd. MHTB: Mizuho Trust & Banking Co., Ltd. MHSC: Mizuho Securities Co., Ltd.
Status of Major Concurrent Office Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 4	Koji Fujiwara	Reappointment

Date of Birth	June 29, 1961 (Age 54)

Current Title and Assignment in the Company	Managing Executive Officer Head of Strategic Planning Group / Group CSO Member of the Board of Directors

Number of Shares of Stock of the Company held	166,200 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investor relations, etc., as a member of the Group since 1985. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Strategic Planning Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

April 2010	General Manager of Investor Relations Division of the Company
April 2012	Executive Officer / General Manager of Investor Relations Division
April 2014	Managing Executive Officer / Head of Strategic Planning Group Executive Managing Director / Head of Strategic Planning Group of MHBK (current)
June 2014	Member of the Board of Directors, Managing Executive Officer / Head of Strategic Planning Group of the Company (current)

(Definitions) MHBK: Mizuho Bank, Ltd.
Status of Major Concurrent Office Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 5	Koichi Iida	New appointment

Date of Birth	October 6, 1962 (Age 53)

Current Title and Assignment in the Company	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO

Number of Shares of Stock of the Company held	11,520 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	—

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial control and accounting, corporate planning, investment banking business, business promotion, etc., as a member of the Group since 1986. The Company has selected him as a candidate for director based on the role delegated to him as the Head of Financial Control & Accounting Group and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record and Status of Major Concurrent Office

April 2011	General Manager of Syndicated Finance Structuring Division of MHCB
April 2012	General Manager of Corporate Banking Division No.10 Head of Corporate Coverage Department I of MHSC (until April 2016)
July 2013	General Manager of Corporate Banking Division No.10 of MHBK (Note 1)
April 2015	Executive Officer, General Manager of Corporate Banking Division No.10 of MHBK
April 2016	Managing Executive Officer, Head of Financial Control & Accounting Group of the Company (current) Executive Managing Director, Head of Financial Control & Accounting Group of MHBK (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd. MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office Executive Managing Director of Mizuho Bank, Ltd.

Candidate No. 6	Hideyuki Takahashi	Reappointment / Internal Non-Executive Director

Date of Birth	April 20, 1957 (Age 59)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	413,160 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, corporate planning, IT & systems, etc., as a member of the Group since 1980. Moreover, he has abundant auditing and management experience as a member of the Audit Committee and Deputy President of the Company. The Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

He has considerable expert knowledge concerning finance and accounting that has been acquired through his experience as Group CFO of the Company, etc.

Brief Personal Record

April 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of MHCB
April 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
April 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer
April 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
April 2012

Managing Executive Officer / Head of Financial Control & Accounting Group of the Company

Managing Executive Officer / Head of Financial Control & Accounting Group of MHBK (until April 2013)

Managing Executive Officer / Head of Financial Control & Accounting Group of MHCB (until April 2013)

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of MHTB (until April 2013)

President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2014)

June 2012	Executive Managing Director / Head of Financial Control & Accounting Group of the Company

April 2013

Deputy President / Head of Financial Control & Accounting Group (until April 2014)

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of MHBK

Deputy President & Executive Officer / Head of Financial Control & Accounting Group of MHCB

Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of MHTB (until April 2014)

Managing Executive Officer / In charge of Financial Control & Accounting Group of MHSC (until April 2014)

July 2013	Deputy President & Executive Officer / Head of Financial Control & Accounting Group of MHBK (Note 1)
April 2014	Member of the Board of Directors of the Company (current)
June 2014	Member of the Board of Directors of MHBK (current)

(Definitions) MHBK: Mizuho Bank, Ltd. MHCB: Mizuho Corporate Bank, Ltd. MHTB: Mizuho Trust & Banking Co., Ltd. MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

Member of the Board of Directors of Mizuho Bank, Ltd.

Candidate No. 7	Nobukatsu Funaki	Reappointment / Internal Non-Executive Director

Date of Birth	March 30, 1959 (Age 57)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	23,800 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting and business promotion, etc., as a member of the Group since 1981. Moreover, he has abundant auditing experience as a member of the Audit Committee of the Company. The Company has selected him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position as director who does not concurrently serve as executive officer is expected to strengthen the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief Personal Record

March 2010	Audit & Supervisory Board Member of MHCB (until June 2013)
April 2013	Audit & Supervisory Board Member (Outside Member) of MHSC (until June 2014)
June 2013	Audit & Supervisory Board Member of the Company
June 2014	Member of the Board of Directors (current)

(Definitions)
MHCB: Mizuho Corporate Bank, Ltd.
MHSC: Mizuho Securities Co., Ltd.

Status of Major Concurrent Office

None

Candidate No. 8	Mitsuo Ohashi	Reappointment / Outside Director

Date of Birth	January 18, 1936 (Age 80)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	9,700 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 6/6 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served as President and Chief Executive Officer; and Representative Director and Chairman of the Board of Directors of Showa Denko K.K. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive.

Eleven (11) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The business relationship, etc. between Showa Denko K.K., where he performed an executive role, and the Group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the Group of the consolidated net sales of Showa Denko K.K. and (ii) the percentage of gross profits gained through the business with group companies of Showa Denko K.K. of the consolidated gross profits of the Company, are less than 1%, respectively.

In addition, the Company makes donations to the People’s Political Association, where he serves as the Representative Director and Chairman, but the relationship between the association and the Company does not affect his independence, for reasons including that the percentage of the average annual amount of donations in the past three years, of the average annual amount of the total costs of the association in the past three fiscal years is less than 1%.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) bold readjustment of the Group’s business portfolio and (ii) establishment of unique business models.

Furthermore, as the Chairman of the Nominating Committee, he led the committee to make decisions on proposals, including proposals for nomination of directors of the Company.

Brief Personal Record

March 1959	Joined Mitsui Bank, Ltd.
December 1961	Joined Showa Denko K.K.
May 1988	General Manager of Corporate Planning Division
March 1989	Director / General Manager of Corporate Planning Division
March 1993	Managing Director
March 1995	Senior Managing Director
March 1997	President and Chief Executive Officer
January 2005	Representative Director and Chairman of the Board of Directors
June 2005	Member of the Board of Directors (Outside Director) of the Company (current)
March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K.
March 2010	Senior Advisor
March 2014	Senior Counselor (current)

Status of Major Concurrent Office

Senior Counselor of Showa Denko K.K.

External Statutory Auditor of Fukoku Mutual Life Insurance Company

Representative Director and Chairman of the People’s Political Association

Candidate No. 9	Tetsuo Seki	Reappointment / Outside Director

Date of Birth	July 29, 1938 (Age 77)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	8,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015) (Note 2)	The Board of Directors: 10/10 meetings (100%) The Compensation Committee: 5/5 meetings (100%) The Audit Committee: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Director and Executive Vice President of Nippon Steel Corporation; President (Representative Director) of the Shoko Chukin Bank, Ltd.; Chairperson of the Japan Corporate Auditors Association; and Chairperson of the Audit Committee of Japan Post Holdings Co., Ltd. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, (ii) the Company’s effort to further enhance internal control systems and group governance, etc., from a perspective independent from that of the management, leveraging his extensive experience and deep insight as a top executive, etc.

One (1) year will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) the management’s commitment to securing a high enough level of ROE and (ii) fundamentally changing Mizuho’s revenue structure.

Brief Personal Record

April 1963	Joined Yawata Iron & Steel Co., Ltd.
June 1993	Director of Nippon Steel Corporation
April 1997	Managing Director
April 2000	Representative Director and Executive Vice President
June 2003	Executive Advisor
June 2004	Senior Corporate Auditor
June 2006	Independent Director of Terumo Corporation (until September 2008)
March 2007	Outside Director of Sapporo Holdings Limited (until September 2008)
June 2007	Outside Director of Tokyo Financial Exchange Inc. (until September 2008)
October 2007	Chairperson of the Japan Corporate Auditors Association (until October 2008) Outside Director of Japan Post Holdings Co., Ltd. (until September 2008)
June 2008	Executive Advisor to Nippon Steel Corporation (until September 2008)
October 2008	President (Representative Director) of the Shoko Chukin Bank, Ltd.
June 2013	General Advisor (current)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)
March 2016	Audit & Supervisory Board Member of Sapporo Holdings Limited (current)

Status of Major Concurrent Office

Audit & Supervisory Board Member of Sapporo Holdings Limited

Candidate No. 10	Takashi Kawamura	Reappointment / Outside Director

Date of Birth	December 19, 1939 (Age 76)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee

Number of Shares of Stock of the Company held	130,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 6/6 meetings (100%) The Compensation Committee: 7/8 meetings (87%)

Reason for Selecting Him/Her as a Candidate for Director

He has served as Representative Executive Officer, Chairman, President and Chief Executive Officer and Director; Representative Executive Officer, Chairman and Director; and Chairman of the Board of Hitachi, Ltd. During that time, he explored how to implement corporate governance in line with global standards and spearheaded bold management reform and governance reform. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, (ii) the Company’s effort to enhance group governance, etc., from a perspective independent from that of the management, leveraging his extensive experience and deep insight.

Two (2) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a top executive, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) thorough enhancement of the “earning potential,” (ii) growth strategies on a global basis and (iii) cultivating human resources to be responsible for the top management roles.

Brief Personal Record

April 1962	Joined Hitachi, Ltd.
June 1995	Director
June 1997	Executive Managing Director
April 1999	Executive Vice President and Representative Director
April 2003	Director (until June 2007)
June 2003	Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
June 2005	Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (until June 2009)
June 2006	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (until June 2007)
June 2007	Chairman of the Board, Hitachi Maxell, Ltd. (until June 2009)
April 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.
June 2009	Representative Executive Officer, Chairman, President and Chief Executive Officer and Director
April 2010	Representative Executive Officer, Chairman and Director
April 2011	Chairman of the Board
April 2014	Director
June 2014	Advisor (current) Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office

Outside Director of CALBEE, Inc.

Outside Audit & Supervisory Board Member of Nikkei Inc.

Outside Director of Nitori Holdings Co., Ltd.

*1	Mr. Kawamura retired as Chairman of the Board of Hitachi Chemical Company, Ltd. on March 31, 2016. He is expected to retire as Outside Director of Hitachi Chemical Company, Ltd. in June 2016.

*2	Mr. Kawamura is expected to retire as Advisor to Hitachi, Ltd. in June 2016.

*3	Mr. Kawamura is expected to retire as Chairman of the Board and Outside Director of Hitachi Construction Machinery Co., Ltd. in June 2016.

Candidate No. 11	Tatsuo Kainaka	Reappointment / Outside Director

Date of Birth	January 2, 1940 (Age 76)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee

Number of Shares of Stock of the Company held	9,700 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13 meetings (100%) The Nominating Committee: 6/6 meetings (100%) The Compensation Committee: 8/8 meetings (100%) The Audit Committee: 18/18 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as Superintending Prosecutor of the Tokyo High Public Prosecutors Office and Justice of the Supreme Court, and he is currently active as an attorney-at-law. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to (i) strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors and (ii) the further enhancement of the corporate governance, compliance and risk management system of the Company, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

Two (2) years will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as an attorney-at-law, and the Group does not affect his independence, for reasons including that he or the law office to which he belongs, i.e., Takusyou Sogo Law Office, has not received any money or proprietary benefit from the Group other than the compensation receiving as an outside director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court, an attorney-at-law, etc., he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) strategies planned with careful attention to perspectives of customers and front offices and (ii) compliance and risk management system.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including proposals for the revision of the executive compensation system of the Company and core subsidiaries.

Brief Personal Record

April 1966	Appointed as Public Prosecutor
January 2002	Superintending Prosecutor of the Tokyo High Public Prosecutors Office
October 2002	Justice of the Supreme Court
March 2010	Admitted to the Tokyo Bar Association
April 2010	Joined Takusyou Sogo Law Office (current)
January 2011	President of the Life Insurance Policyholders Protection Corporation of Japan (current)
November 2013	Member of the Board of Directors (Outside Director) of MHBK (until June 2014)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)
(Definition) MHBK: Mizuho Bank, Ltd.

Status of Major Concurrent Office

Attorney-at-law at Takusyou Sogo Law Office

President of the Life Insurance Policyholders Protection Corporation of Japan

Corporate Auditor (External) of Oriental Land Co., Ltd.

Candidate No. 12	Hirotake Abe	Reappointment / Outside Director

Date of Birth	November 13, 1944 (Age 71)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Audit Committee

Number of Shares of Stock of the Company held	8,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015) (Note 2)	The Board of Directors: 10/10 meetings (100%) The Audit Committee: 13/13 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

He has served in positions such as CEO of Tohmatsu & Co., and he is currently active as a certified public accountant. The Company proposes to appoint him as an outside director based on its conclusion that he will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors, from a perspective independent from that of the management, leveraging his extensive experience, deep insight and high level of expertise.

One (1) year will have passed since his assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although he has not previously been engaged in management of a company other than in his career as an outside audit & supervisory board member, the Company believes he will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above and his considerable expert knowledge concerning finance and accounting as a certified public accountant.

His/Her Independence

He satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

The relationship between him, as a certified public accountant, and the Group does not affect his independence, for reasons including that he or the accounting office to which he belongs, i.e., Certified Public Accountant Hirotake Abe Office, has not received any money or proprietary benefit from the Group other than the compensation receiving as an outside director of the Company.

Activities on the Board of Directors and Committees

By leveraging his extensive experience and deep insight as a certified public accountant, he proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, he made proactive suggestions concerning, among others, the significance of (i) strategies to communicate Mizuho’s brand both in and outside the group and (ii) establishing proper internal control and monitoring when introducing the in-house company system.

Brief Personal Record

January 1970	Joined Tohmatsu Awoki & Co.
June 1985	Temporarily transferred to Deloitte & Touche New York Office (until October 1992)
July 1990	Senior Partner of Tohmatsu & Co.
June 2001	CEO (until May 2007)
June 2004	Executive Member of Deloitte Touche Tohmatsu Limited (until May 2007)
June 2007	Senior Adviser of Deloitte Touche Tohmatsu (until December 2009)
January 2010	Established the Certified Public Accountant Hirotake Abe Office (current)
June 2015	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation

*	Mr. Abe is expected to retire as Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION in June 2016.

Candidate No. 13	Hiroko Ota	Reappointment / Outside Director

Date of Birth	February 2, 1954 (Age 62)

Current Title and Assignment in the Company	Member of the Board of Directors Member of the Nominating Committee

Number of Shares of Stock of the Company held	5,000 shares of Common Stock

Attendance at Meetings of the Board of Directors and Committees (Fiscal Year 2015)	The Board of Directors: 13/13meetings (100%) The Nominating Committee: 6/6 meetings (100%)

Reason for Selecting Him/Her as a Candidate for Director

She has served in positions such as Professor of the National Graduate Institute for Policy Studies and Minister of State for Economic and Fiscal Policy of the Cabinet Office. She currently teaches at the National Graduate Institute for Policy Studies and is in charge of important posts such as Deputy President of the Council for Regulatory Reform of the Cabinet Office and a member of the Government Tax Commission. The Company proposes to appoint her as an outside director based on its conclusion that she will be able to significantly contribute to strengthening the effectiveness of both the decision-making and supervisory functions of the Company’s Board of Directors from a perspective independent from that of the management, leveraging her extensive experience and deep insight, which includes, among other things, the ability to see things from macro perspective (e.g., from a public policy and economic policy perspective) and a high level of awareness of the problems that must be resolved for the revival of the Japanese economy.

Two (2) years will have passed since her assumption of office as an outside director of the Company at the closing of this ordinary general meeting of shareholders.

Although she has not previously been engaged in management of a company other than in her career as an outside director, the Company believes she will fulfill the duties of an outside director of the Company appropriately due to the reasons stated above.

His/Her Independence

She satisfies the “Independence Standards of Outside Directors of MHFG” established by the Company.

Activities on the Board of Directors and Committees

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Company’s Board of Directors, etc. In particular, she made proactive suggestions concerning, among others, the significance of (i) readjustment of the entire Group’s business portfolio, (ii) human resource management reform and (iii) strategy planning reflecting investors’ expectations.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for basic management policy of the Group.

Brief Personal Record

April 1996	Associate Professor, the Graduate School of Policy Science, Saitama University
October 1997	Associate Professor, National Graduate Institute for Policy Studies
April 2001	Professor, National Graduate Institute for Policy Studies
April 2002	Director for Economic Research, Cabinet Office
March 2003	Deputy Director General for Economic Research, Cabinet Office
April 2004	Director General for Economic Research, Cabinet Office
August 2005	Professor, National Graduate Institute for Policy Studies
September 2006	Minister of State for Economic and Fiscal Policy
August 2008	Professor, National Graduate Institute for Policy Studies (current)
April 2009	Vice-President, National Graduate Institute for Policy Studies (until March 2011)
June 2014	Member of the Board of Directors (Outside Director) of the Company (current)

Status of Major Concurrent Office Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)	1.	The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger, and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

	2.	With respect to three (3) candidates among the above, Messrs. Shusaku Tsuhara, Tetsuo Seki and Hirotake Abe, their attendances at the meetings of the Board of Directors and committees that were held during the fiscal year 2015 after their appointments as directors of the Company in June 2015 are stated.

	3.	Liability Limitation Agreement with outside directors
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into liability limitation agreements with six (6) candidates for outside director, Messrs. Mitsuo Ohashi, Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. The Company intends to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above six (6) candidates, upon their appointment at this ordinary general meeting of shareholders.

	4.	Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota are “independent directors” required by the Tokyo Stock Exchange, Inc.

5.

If this proposal is adopted, the Company expects the designation of the Chairman and the Deputy Chairman of the Board of Directors, and designation of committee members and the Chairman of each committee to be as follows:

Chairman of the Board of Directors: Hiroko Ota

Deputy Chairman of the Board of Directors: Hideyuki Takahashi

Nominating Committee members: Mitsuo Ohashi (Chairman), Takashi Kawamura, Tatsuo Kainaka and Hiroko Ota

Compensation Committee members: Tatsuo Kainaka (Chairman), Tetsuo Seki and Takashi Kawamura

Audit Committee members: Hideyuki Takahashi (Chairman), Tetsuo Seki, Tatsuo Kainaka, Hirotake Abe and Nobukatsu Funaki

	6.	The age of directors indicates their age on their last birthdays at this ordinary general meeting of shareholders.

	7.	Mr. Takashi Kawamura currently serves, and is expected to retire in June 2016, as Corporate Auditor of Japan Nuclear Fuel Limited. This company reported to the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications on the failure of Japan Nuclear Fuel Limited to apply for permission regarding installation of a part of equipment utilizing high frequency current, etc., in accordance with the Radio Act, following the “Request for Report in accordance with Article 81 of the Radio Act” (To-Tsu-Kan No. 55) issued by the Tohoku Bureau of Telecommunications of the Ministry of Internal Affairs and Communications in March 2016. Japan Nuclear Fuel Limited announced that it would investigate and consider the cause of the failure to apply and measures to prevent recurrence. Mr. Kawamura is not involved in this matter; he routinely promotes awareness of compliance on such occasions as meetings of the board of directors. After this incident came to light, he has been carefully observing the status of the investigation and consideration by Japan Nuclear Fuel Limited, and is carrying out his responsibilities as outside corporate auditor.

Overview of Independence Standards of Outside Directors of MHFG

1.	An outside director shall not be an executive director, an executive officer, a specialist officer, or an employee (“a person performing an executive role”) of the Company or its current subsidiaries nor has previously been a person performing an executive role nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer, a specialist officer, or an employee of a company for which the Company is a principal shareholder.

2.	(1) An outside director shall not be a person or its parent company or material subsidiaries to whom the Company or its core subsidiaries are principal business counterparties nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

(2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of the Company or its core subsidiaries nor a person performing an executive role thereof in the event that the foregoing is a company or has been such a person thereof within the past three years.

3.	An outside director shall not be a person performing an executive role of an entity that receives donations, etc., the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from the Company or its core subsidiaries.

4.	An outside director shall not be an officer, such as a director, etc., of a company or its parent company or subsidiaries to which directors are transferred from the Company or its subsidiaries.

5.	An outside director shall not currently be an accounting auditor or an employee, etc., of such accounting auditor of the Company or its subsidiaries nor has been in charge of the audit of the Company or its current subsidiaries as an employee, etc., thereof for the most recent three years.

6.	An outside director that is a lawyer or a consultant, etc., shall not receive greater than or equal to JPY 10 million per year on a three-year average from the Company or its core subsidiaries other than compensation for officers nor shall be an employee, etc., of an advisory firm such as a law firm, to whom the Company or its core subsidiaries are principal business counterparties.

7.	An outside director shall not be a close relative of the directors, executive officers, specialist officers, or “Sanyo” (the highest rank for a non-executive employee), Advisor, Executive Advisor or others that are employees etc. who have a rank similar to an officer (“Person Equivalent to an Officer”; the same applies hereinafter) of the Company or its current subsidiaries nor close relatives of such directors, executive officers, specialist officers, or Person Equivalent to an Officer, within the past five years nor its close relative shall satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above.

8.	An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders other than for the reasons considered above.

9.	Even in the event that a person does not satisfy items 2 through 7 set forth above, the Company may appoint as its outside director a person who it believes to be suitable for the position of an outside director with sufficient independence in consideration of such person’s character and insight, provided that it externally provides an explanation as to why it believes such person qualifies as an outside director with sufficient independence.

*	“Core subsidiaries” of the Company indicate Mizuho Bank Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

*	“Principal business counterparties” are determined based on a standard of greater than or equal to 1% of the consolidated annual total sales (consolidated annual gross profits for the Company) of each of the three fiscal years including the most recent fiscal year.

<Shareholders’ Proposals (Proposals 3 through 10) Pages 41 through 52>

These proposals have been made by certain shareholders (three (3) persons in total).

Proposals 3 through 5 have been jointly made by two (2) shareholders. (The total voting interest of such two shareholders is 0.0001%.) Proposals 6 through 10 have been made by one (1) shareholder. (The voting interest of such shareholder is 0.002%.) We have reproduced the details and reason for each proposal as they originally appear, without making any changes to the factual understanding of the proposer(s) or omissions and errors.

What is a Shareholder Proposal?

Under the Companies Act, a Shareholder’s Right to Propose is recognized on condition that certain requirements are satisfied.

When these proposals are made, the Company is required to insert the proposals in this convocation notice regardless of the content thereof, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.

This fiscal year, as eight (8) proposals were made by three (3) shareholders, the Company inserted such proposals in this convocation notice; however, the Board of Directors of the Company opposes all such proposals.

Please exercise your voting rights after reading the opinions of the Board of Directors of the Company stated on the following pages.

Proposal 3: Partial amendment to the Articles of Incorporation (Organizations that decide dividends from surplus, etc.)

1.	Details of Proposal

It is proposed that Articles 47 of the Articles of Incorporation be changed as described below:

Current version

The Company shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

Proposed version

The Company may decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Companies Act, by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

2.	Reasons for Proposal

When the Company made an amendment to the Articles of Incorporation on the occasion of its transformation into a Company with Committees in the year before last, the organization that decides dividends from surplus, etc. was changed to the Board of Directors. However, such change was a deceptive act intended to include unrelated content in the proposal to amend its Articles of Incorporation. As evidence, Mitsubishi UFJ Financial Group maintains a general meeting of shareholders as an organization that decides dividends even after its transformation to a Company with Committees last year. As a result, the Company deprived its shareholders of the right to express their opinion regarding dividends at the general meetings of shareholders. Predictably, the Board of Directors will argue that the shareholders, if they are not satisfied with the level of dividend, could refrain from reappointing the directors, whose term of office is a year. However, there may be quite a number of shareholders who are not satisfied with the level of the dividends, but do not feel it is necessary to replace the directors, and it is unreasonable to deprive such shareholders of their opportunity to express their opinions. While the Board of Directors may decide the amount of dividends, the shareholders should also be able to make proposals regarding dividends, and the shareholders, at the general meetings of shareholders, should be able to decide which is more appropriate.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The majority of the members of the Board of Directors of the Company are Non-Executive Directors, including 6 Outside Directors, and the chairperson of the Board of Directors and all of the members of the Nominating Committee and Compensation Committee are Outside Directors; therefore, the organization of the Board of Directors assures the high independency to sufficiently fulfill its obligations to shareholders, and the transparency and fairness of its decision-making process. Accordingly, it has been approved that, under Articles 459 and 460 of the Companies Act, the material business judgment on dividends from surplus, etc., is to be made, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of the Directors, from the perspective of mobility and specialty, similar to many other companies with nominating committee, etc.

The Company is required to secure sufficient capital adequacy in order to comply with international financial regulations, and we believe that the Board of Directors’ judgment on matters regarding dividends, etc., as a part of capital management that is integrally implemented with the business policy based on the management environment and financial conditions, will lead to the improvement of the corporate value and the interests of shareholders. Accordingly, the Board of Directors is of the opinion that it is unnecessary to change the provision of the Articles of Incorporation as proposed.

Proposal 4: Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio of JPY 4 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted twice. Although the most basic point is to reduce the amount of its holding shares, with respect to continuous shareholding, risk management and value enhancement measures to avoid impairment of stock value are necessary. Nevertheless, actions that were strikingly lacking in economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (the company has continued to have an extremely low ROE ratio over a period of many years and management is handed down by hereditary succession), were continuously taken in the course of exercising voting rights of shares held for strategic reasons. In the case where there is collusion between the group and its business partners, voting rights are quite likely to be prevented from being exercised objectively and rationally. This means that asset management is conducted against the common interests of the shareholders. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. At the general meeting of shareholders of the Company last year, this proposal received recommended approval of ISS, and was agreed to by the shareholders holding 34% of the voting shares.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With regard to decisions on exercising the voting rights of shares held for strategic reasons by the Company and its Core Subsidiaries (*), it is necessary to make comprehensive decisions upon consideration of various matters through discussions with the issuing companies and verification with independent specialized departments, from the following viewpoint.

-

Whether the issuing company has established an appropriate governance structure, and whether such company has made appropriate decisions leading to an increase in the medium- to long-term corporate value of such company

-	Whether such decision contributes to an increase to the corporate value of the group.

In particular, with respect to a proposal that may affect corporate value and the shareholders’ interests, approval or disapproval is to be decided comprehensively after confirmation of such proposal’s purpose and policy for the improvement of the corporate value.

The group will make continued efforts to ensure that voting rights are exercised appropriately based on the above policy. Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

(*)	“Core Subsidiaries”: Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.

Proposal 5: Appointment as Director

1.	Details of Proposal

It is proposed that Mitsutaka Yamaguchi (born on January 26, 1967) be named as candidate for director.

Brief Personal Record

March 1991	Graduated from Chuo University Faculty of Law

1998	Passed the Real Estate Appraisers Examination

Mr. Yamaguchi served as a member of the Society for the Protection of the Rights of Individual Shareholders of Kanebo (Kanebo kojin kabunushi no kenri wo mamoru kai) and as a representative of the Society for Gyu-kaku Victimized by Advantage (Advantage higai Gyu-kaku kai), and is presently a preparatory school instructor

In January 2016, Mr. Yamaguchi published “Retorts of the Individual Shareholders (Kojin Toushika No Gyakushu)” (an electronic book) based on his experience of being involved in the Kanebo court case, etc.

Letter of acceptance of office available

Number of Shares of Stock of the Company held 30,000 shares

2.	Reasons for Proposal

All of the Company’s Outside Directors are people of unquestioning obedience, and there is no Outside Director who truly has independent opinions. Therefore, the governance is extremely poor.

As Mr. Yamaguchi wrote in “Retorts of Individual Shareholders (Kojin Toushika No Gyakushu),” he has conducted volunteer activities to protect individual investors for a long time, and he is an appropriate person such that the interests of shareholders are reflected in the management.

In addition, as an independent Outside Director, Mr. Yamaguchi commits to (i) disclosing his direct email address to those shareholders who satisfy the requirements for submission of a proposal and (ii) making himself available for interview once or more per month if such shareholder wishes to interview an Outside Director.

Mr. Yamaguchi believes that, in order to realize the genuine “One Mizuho,” it is necessary to (i) integrate leasing companies affiliated with the Company (Century Tokyo Leasing Corporation, Fuyo General Lease Co., Ltd. and IBJ Leasing Company, Limited) and to (ii) integrate real estate companies affiliated with the Company (UNIZO Holdings Company, Limited and Hulic Co., Ltd.). In addition, he also believes that the Company should change its attitude of neglecting shareholders, by answering prior questions from shareholders at the general meetings of shareholders and filing the annual securities report before the general meetings of shareholders.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The 6 candidates for Outside Director decided by the Nominating Committee are deeply knowledgeable, abundantly experienced and highly specialized in areas including corporate management, compliance with laws and regulations, financial accounting, internal control and macroeconomic policy and are highly independent from the management. In addition, their continuous contribution is very promising since they actually provide appropriate checks and balances on the management through unreserved opinions to the management at meetings of the Board of Directors or various Committees and greatly contribute to the realization of a high level of governance, centered on the Board of Directors, with productive discussions from the standpoint of every stakeholder perspective.

In order to secure the effectiveness of the Board of Directors’ supervisory function and for the Company to fulfill its social role and mission by contributing to the improvement of corporate value, and the domestic and international, development of economy and industry, and social prosperity that arises from such improvement of corporate value, we believe that the composition of the Board of Directors decided by the Nominating Committee is most appropriate. Accordingly, the Board of Directors is of the opinion that it is unnecessary to appoint a Director according to this proposal.

Proposal 6: Partial amendment to the Articles of Incorporation (Improvement in respect of the manner of speaking to customers as well as the handling of customers on the telephone)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Any unpleasant manner of speaking to customers and handling of customers on the telephone shall be prohibited.

2.	Reasons for Proposal

In spite of its long-established high commission fees imposed on customers (the proposer would immediately abandon your company if an alternative financial instruments trading service were available from any other company), the manner of speaking to customers of Mizuho Securities, one of the group companies of your company, was that of ‘adding “Yes” to the ends of sentences,’ which could be interpreted as looking down on a person. When calling Mizuho itself, the proposer also experienced such an unpleasant response as hanging up the phone in a disagreeable manner without say anything. The proposer supposes that a person who is a customer of a company and also a shareholder of the company holding shares exceeding 510,000 in number is in such a position as to be held in the highest regard by the company. The proposer believes that employee salaries, pensions and welfare, etc., should be reconsidered based on the fact that securities companies and banks respectively manage their business with their profits obtained from commission fees from customers and interest rate differentials.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

The group’s actions are based on the principle of “focusing on client-oriented.” Being aware that every service offered by every employee leads to obtaining customer satisfaction and trust, the Company seeks to build medium- to long-term relationships of trust with customers that emphasize sincere ties.

Specifically, the Company intends to improve its quality of customer service by utilizing every possible opportunity for training, individual counseling, checks from an outside viewpoint, etc.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 7: Partial amendment to the Articles of Incorporation (Not-informing customers of their inferiority of customer grade)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The company should not inform customers of their inferiority of customer grade.

2.	Reasons for Proposal

When the proposer applied for shares in the IPO of the shares of the three Japan Post Group companies at a branch of Mizuho Securities, the salesperson told the proposer “You would not be allotted any shares even if you applied. As applications via the Internet will be dealt with fairly, please apply via the Internet,” clearly indicating that the proposer was of the lowest customer grade, which was extremely unpleasant. It is stated on the Mizuho Securities website that the allocation of the IPO shares depends on each customer’s grade and that the customer grade information is undisclosed. The foregoing is misconduct and may constitute a human rights infringement. The proposer hopes that your company uses this occasion as an opportunity to reconsider your responses to customers at once. When the proposer asked the security guard at the former Dai-Ichi Kangyo Bank what the amount of the money transfer fee was, he unkindly responded “as it says there.” The proposer merely asked because no information could be seen, but is this the quality of Mizuho?

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

In Mizuho Securities Co., Ltd., there is no such “customer grade” as referred to in this proposal.

For the allocation of share certificates, etc., to customers relating to deals for primary or secondary offerings or engagements for secondary offerings, it is a basic policy of Mizuho Securities Co., Ltd. to strive to accurately understand customer investment needs, appropriately conduct the foregoing offerings and endeavor to make fair allocations.

Specifically, for customers who have registered for the service offered through the Mizuho Securities Net Club to participate in a drawing, Mizuho Securities Co., Ltd. holds the drawing in accordance with the Japan Securities Dealers Association’s rules to determine allocations. For customers who have applied at branches, etc., instead of holding the drawing, Mizuho Securities Co., Ltd. endeavors to determine allocations in accordance with the “suitability rules,” by taking into comprehensive consideration customers’ experience and knowledge concerning securities investments, their degree of understanding of the risks relating to securities and their investment plans.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 8: Partial amendment to the Articles of Incorporation (Abolishment of minimum fee for Green Sheet)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The minimum fee for Green Sheet shall be abolished.

2.	Reasons for Proposal

In relation to Green Sheet, a situation exists in which Mizuho Securities (hereinafter the “Securities Company”) is unduly profiting by repeatedly selling single units of shares with a price per share in the single digits or more or less 10 yen, and charging a fee each time a share purchase agreement is concluded. If this situation occurs just once or twice, one could think that he/she was unlucky; however, if it occurs frequently, one will become highly suspicious of illicit trading. The Securities Company argued that they were “selling single units of shares as a tax reduction measure,” so I asked why both endorsement signatures were the same. The Securities Company stated that it was a “common security,” which contradicted their first response. Then they retorted that they were “selling without entering the shareholder name changes.” No one would continue to purchase and sell single units of shares for a prolonged period, knowing that any profit will be offset by the fees that are paid both at the time of purchase and sale. The minimum fee should be abolished for the sake of preventing unfair practices.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

Mizuho Securities Co., Ltd. appropriately manages the Green Sheet issues in accordance with the Japan Securities Dealers Association’s regulations as well as the rules set forth by the association in order to ensure the orderly execution of OTC transactions and the establishment of fair business practices.

In determining the transaction fee to be borne by our customers, Mizuho Securities Co., Ltd. has taken into account the relevant transaction fee applied to transactions at financial instruments exchanges conducted over wide price ranges and for various trading units and business cost comprehensively and set a minimum fee.

By this measure, Mizuho Securities Co., Ltd. continually provides our customers with opportunities to trade securities at appropriate terms, cost and speed.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 9: Partial Amendment to the Articles of Incorporation (Abolishment of Mizuho Securities’ Customer Grading System (excluding IPOs))

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The customer grading system (excluding IPOs) shall be abolished.

2.	Reasons for Proposal

A customer grading system is assumed to have existed since the Shinko Securities days; one could go to another broker if one wishes to apply for IPO shares. There are numerous financial instruments business operators, so one can choose a broker of one’s choice; however, it is unacceptable to apply the system to an exclusively-handled Green Sheet. Even if I submit an offer, if there is another offer for the same price, it is 100% certain that the other party’s will be accepted, and either Mizuho Securities doesn’t sell the share(s) or they assign to me only the left-overs (there were many cases I could purchase only one unit). I cannot help thinking that there is a priority for selling shares of stock in accordance with a customer’s grade. When I made a complaint back in the Shinko Securities days, I was suspended from transactions (such suspension was lifted after I promised not to make another complaint). Using the exclusive and confidential nature of Green Sheet, Mizuho Securities is doing as it pleases and I have doubts that any good will come of this.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

“Customer grading” as suggested in this proposal does not exist at Mizuho Securities Co., Ltd.

In addition, Mizuho Securities Co., Ltd. appropriately manages Green Sheet issues in accordance with the Japan Securities Dealers Association’s regulations as well as the rules set forth by the association in order to ensure the orderly conduct of OTC transactions and the establishment of fair business practices.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

Proposal 10: Partial amendment to the Articles of Incorporation (Submission to Bank of Japan of written request for withdrawal of negative interest rate policy)

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The presidents of the banks within the group shall deliver by hand to the Governor of the Bank of Japan a written request for withdrawal of the negative interest rate policy.

2.	Reasons for Proposal

The negative interest rate policy adopted by the Bank of Japan is a policy that imposes burdens only on financial institutions (i.e., their shareholders). Its objectives of increasing loans, improving money circulation, putting the economy on track for recovery and increasing profit have not been achieved as intended; the number of loans has not increased, and although individual housing loans have increased in number, most of the loans constituting this increase are for refunding purposes and have not led to an increase in profit. Loans to low creditworthy customers will only result in non-performing loans, and lessons from the past financial crisis are not being heeded. Dampened sentiment of many investors due to a plunge in the stock prices of banks, insurance companies and the three Japan Post Group companies has made consumer spending fall further, and such situation has formed a vicious cycle. The presidents of the banks within the group should deliver by hand to the Governor of the Bank of Japan a written request not to impose burdens only on particular industries but to adopt alternative policies.

(Company’s Note) The details and reasons of the proposal are as stated in the submitted document.

•	Opinion of the Board of Directors of the Company

<Oppose> The Board of Directors of the Company opposes this proposal.

With respect to the effect of the policies of the Bank of Japan on private financial institutions, not only short-term profitability but also factors such as the effect on profit resulting from the medium- to long-term invigoration of the Japanese economy should be taken into consideration, and the Board of Directors does not believe it should be argued one-sidedly that the withdrawal of the policy is required.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

[End of Document]

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 14th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 24, 2016 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [                    ], 2016

Notice

1.	If you approve of the Shareholders’ Proposal
→ Please circle “Approval”

2.	If you disapprove of the Shareholders’ Proposal
→ Please circle “Disapproval”

The Board of Directors of the Company opposes all of the Shareholders’ Proposals.

Company’s Proposals			Shareholders’ Proposals (These proposals were made by certain shareholders (three persons in total).)
Proposal 1	Proposal 2	(Excluding the candidates stated below)	Proposal 3	Proposal 4	Proposal 5	Proposal 6	Proposal 7	Proposal 8	Proposal 9	Proposal 10

Approval	Approval		Approval	Approval	Approval	Approval	Approval	Approval	Approval	Approval
Disapproval	Disapproval		Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval	Disapproval

In the event that your approval or disapproval of any proposal is not indicated on the voting form, the Company’s proposal for which your approval or disapproval is not indicated shall be deemed to have been approved and shareholders’ proposals for which your approval or disapproval is not indicated shall be deemed to have been disapproved, as the case may be.

FG – 014

•	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form to reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights by mail

Please cut off this portion and return only the voting form on the left to reach us no later than 5:00 p.m. on June 23, 2016.

(b)	Exercise of voting rights by electromagnetic method (via the Internet, etc.)

Please exercise your voting rights no later than 5:00 p.m. on June 23, 2016.

3.	As to indicating your approval or disapproval of Proposal 2, if you wish to express a different opinion with respect to any of the candidates, please write the number of the candidate(s) as stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 14th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

[Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********]

Mizuho Financial Group, Inc.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 14th Fiscal Year

(from April 1, 2015 to March 31, 2016)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 143 consolidated subsidiaries and 27 affiliates under the equity method. The Group engages in banking business, trust business, securities business and other financial services.

The chart above briefly illustrates the relationship between MHFG and the core group companies.

Financial and Economic Environment (For the Fiscal Year ended March 31, 2016)

Reviewing the economic environment over the fiscal year ended March 31, 2016, although the global economy as a whole continued to recover gradually, weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected, particularly in the major industrialized countries, lingering concerns over a downturn in China’s economy, trends in resource prices and increased geopolitical risk need continued and careful observation.

In the United States, the economy continued to be on a recovery trend under favorable employment conditions. As for the future direction of the economy, although steady recovery in the economy is expected to continue, concerns over an economic downturn in emerging countries and the possible effects of movements toward normalization of monetary policy require attention.

In Europe, the economies in the United Kingdom and the Euro area continued to be steady, although the recovery speed was slightly reduced. It is expected that the economies of the region will continue to exhibit the same trend; however, factors such as high unemployment rates, the effect of the slowdown of the Russian economy and trends in monetary policy still continue to require attention.

In Asia, the slowdown of China’s economy continued. In the future, although the economies of the region will be supported by the effects of various policies, the Chinese economy is expected to experience slowdown due to downward pressure from the adjustment of capital assets. As for the economies of emerging countries, the situation in which growth momentum was lacking continued. As for the future direction of the economy, partially due to the effects of currency depreciation and the decline of resource prices, the pace of economic expansion is expected to remain gradual.

In Japan, although exports and production are improving, consumer spending remained weak and the economy as a whole stayed in a temporary lull. As for the future direction of the economy, the Japanese economy can be expected to pick up, supported by factors such as growth in consumer spending backed by a recovery in employee compensation and increased corporate earnings due to the decline in oil prices; however, foreign exchange trends require attention.

Developments and Results of Operations, etc.

[Results of Operations for fiscal 2015]

Profit Attributable to Owners of Parent for fiscal 2015 increased by JPY 59.0 billion on a year-on-year basis to JPY 670.9 billion. This result shows a 106% achievement against the earnings plan for fiscal 2015 of JPY 630.0 billion.

During fiscal 2015, the business environment for financial institutions continued to be harsh due to factors such as increased uncertainty in the domestic and foreign economic environment (including changes in China’s economy since the second half of fiscal 2015), the appreciation of the yen, and the introduction of a negative interest rate policy in Japan too. As a result, Consolidated Net Business Profits for fiscal 2015 decreased by JPY 24.1 billion on a year-on-year basis to JPY 852.8 billion. On the other hand, Credit-related Costs decreased by JPY 30.4 billion and remained at a level that is approximately half of the planned amount. In addition, Net Gains (Losses) related to Stocks increased by JPY 73.7 billion on a year-on-year basis to JPY 205.6 billion due to the progress in sales of stocks and therefore, Profit Attributable to Owners of Parent increased. As a result, Consolidated Common Equity Tier 1 Capital Ratio as of March 31, 2016 was 10.50%.

MHFG continues to pursue disciplined capital management policy which maintains the optimal balance between strengthening of stable capital base and steady returns to shareholders.

As a new policy to return profits to shareholders, starting from fiscal 2014, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration. Based on this policy, MHFG proposes to make year-end cash dividend payments of JPY 3.75 per share on Common Stock (resulting in annual cash dividends including interim dividends totaling JPY 7.50 per share for fiscal 2015, which is the same amount as that for the previous fiscal year) for fiscal 2015, as forecasted as dividends estimates for fiscal 2015. MHFG also proposes to make cash dividend payments on Preferred Stock as prescribed.

Profit Attributable to Owners of Parent	Consolidated Net Business Profits	Consolidated Common Equity Tier 1 Capital Ratio	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 670.9 billion	JPY 852.8 billion	10.50%	JPY 7.50
(59.0 billion increase on a year-on-year basis)	(24.1 billion decrease on a year-on-year basis)	(1.07% increase on a year-on-year basis)	(Year-end cash dividends for fiscal 2015: JPY 3.75 per share)

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income (*)
Consolidated Results of MHFG	3,215.2	997.5	670.9
Mizuho Bank, Ltd. (“MHBK”)	2,251.7	704.0	490.2
Mizuho Trust & Banking Co., Ltd. (“MHTB”)	194.2	58.8	40.4
Mizuho Securities Co., Ltd. (“MHSC”)	319.8	67.1	54.5

*	The “Net Income” figure of “Consolidated Results of MHFG” refers to the Profit Attributable to Owners of Parent.

The Group had formulated and promoted the medium-term business plan, “One MIZUHO New Frontier Plan — Stepping up to the Next Challenge —,” for the three (3) year period from fiscal year 2013. As the final year of the plan, we positioned fiscal year 2015 as the year in which the Group would do its utmost to establish competitive advantages, and together strived to further promote the evolution of the integrated strategy between “banking, trust banking and securities functions,” namely the One MIZUHO strategy, and enhance its corporate governance.

As part of this approach, the Group, in fiscal year 2015, selected four key focus areas — “transactions with corporations and their owners,” “transactions with large corporations,” “transactions with non-Japanese blue chip companies, and “asset management” — and has endeavored to achieve growth in earning power.

In asset management, MHFG and Dai-ichi Life Insurance Company, Limited have for the purpose of strengthening the asset management business, been proceeding with the detailed preparation such as decisions on the integration of the asset management functions of the two groups in October 2016 and naming the new company “Asset Management One.” “Asset Management One” will aim at becoming the number one asset management company in terms of customer trust by fulfilling its fiduciary duties1, as well as becoming the number one asset management company in Asia that is competitive with the largest global asset management firms.

Moreover, the environment surrounding the new financial services has been changing recently, such as the development of what is commonly referred to as “FinTech,” which involves the integration of finance and information and communication technology (ICT), and under such circumstances, MHFG upgraded its call centers by introducing an artificial intelligence-based computer system and began providing internet-based asset management services by making efforts to develop advanced products and services, that lead to the creation of new business and the improvement of customer accessibility.

1	“Fiduciary duties” is a general term for the broad range of various roles and responsibilities that fiduciaries are expected to fulfill when engaging in certain business activities in order to live up to the trust that is placed in them by their customers. The term appears — as a loan word in Japanese — in the Financial Service Agency’s Strategic Directions and Priorities.

With respect to the corporate governance system, MHFG, as a Company with Three Committees, established a system that will be able to sufficiently fulfill its obligations to its shareholders. In addition, in June 2015, MHFG, as a listed company, promptly filed with the Tokyo Stock Exchange the “Report on Corporate Governance” describing its responses to the “Corporate Governance Codes.” Accordingly, MHFG is in compliance with all the principles.

In addition, in an effort to further enhance its risk governance, MHFG, as a financial group among the Global Systemically Important Financial Institutions (G-SIFIs), clarified its role and responsibilities in its business operations in preparation for the implementation of the principles in April 2016, in accordance with the “three lines of defense2” set forth in the revised “Corporate governance principles for banks,” published in July 2015 by the Basel Committee on Banking Supervision.

With respect to legal compliance, in conjunction with further enhancing its framework for the severance of transactions with anti-social elements, MHFG intensified various efforts, including its countermeasures against money laundering and terrorist financing.

2	The approach to the role and responsibilities regarding risk management and corporate compliance of each part of the organization charged with the “business line” function, the “risk management and compliance functions” and the “internal audit function”.

[Business Strategy]

The Group established 10 units and has implemented a group operational structure under which each unit determines and promotes strategy group-wide across banking, trust banking, securities and other business areas.

Developments and results of the operations of each unit for this fiscal year are as follows.

(Personal Banking Unit)

Personal Banking Unit is in charge of the services for individual customers.

This fiscal year, in addition to its suggestions to make use of NISAs (the Japanese version of Individual Savings Accounts) for asset management and the provision of asset inheritance products, such as testamentary trusts and qualified educational fund giving trusts, the unit reinforced its response to various customers’ financial needs by starting to offer new credit card loan plans, which mainly target customers in their forties and fifties.

The unit also worked to increase customer convenience by, among other things, providing services that utilize the most advanced technology, such as investment trust advisory services over the Internet, and increasing services on smartphones and expanding the ATM network.

(Retail Banking Unit)

Retail Banking Unit is in charge of the services for individual customers such as business owners and land owners and the services for small and medium-sized enterprises.

This fiscal year, the unit endeavored to expand its base for transactions with customers by providing various solutions with respect to both types of needs arising from personal issues and management issues: asset inheritance and management; as well as business growth and expansion, and business inheritance.

In addition, the unit endeavored to expand its service area by, among other things, holding various seminars and establishing a medical desk consisting of medical management specialists who can advise on technical matters faced by medical institution owners.

(Corporate Banking Unit (Large Corporations))

Corporate Banking Unit (Large Corporations) is in charge of the services for large domestic corporations and their group companies.

This fiscal year, the unit provided various solutions, capturing customers’ needs in relation to fund raising, as well as management and financial strategies, and at the same time, it worked to nurture new industries and growth industries through the utilization of its knowledge of industries and business types.

Furthermore, the unit endeavored to enhance its operating framework, including restructuring the large corporation operating framework and increasing the number of salespersons at MHSC, and accelerating the collaboration between MHBK and MHTB, mainly in the areas of real estate and pensions.

(Corporate Banking Unit)

Corporate Banking Unit is in charge of the services for owner enterprises that are mainly middle market firms, and small and medium-sized enterprises.

This fiscal year, in addition to actively responding to various needs for fund raising, the unit proactively worked on support for customers’ growth strategies through, among other things, business matching services and supports for business reorganizations, overseas business expansions and initial public offerings, etc., based on its understanding of the customers’ management issues that arise concomitant with the development stages of customers’ businesses.

In addition, the unit provided solutions on a group-wide basis with respect to both types of needs arising from personal issues and management issues: measures for smooth inheritance, by successors, of business ownership and of corporations’ own stock; and capital management policy and organizational restructuring.

(Financial Institutions and Public Sector Business Unit)

Financial Institutions and Public Sector Business Unit is in charge of the services for domestic financial institutions and the public sector.

This fiscal year, in addition to actively responding to customer needs for fund-raising and financial strategies, the unit provided solutions, such as a wide variety of management products and designated financial institution services.

In addition, in the area of regional revitalization, one of the issues incorporated in the government’s Japan Revitalization Strategy, the unit actively worked on, in cooperation with regional financial institutions, the state and local governments, among other things, the transformation of agriculture, forestry and fisheries into growth sectors, the introduction of public-private partnerships and private financing initiatives (PPPs and PFIs) for airports and public facilities, and industry-academia-government cooperation, including the establishment of funds.

(International Banking Unit)

The International Banking Unit is in charge of the services for Japanese overseas affiliated companies and non-Japanese companies, etc.

This fiscal year, the unit supported Japanese corporate customers in overseas business expansion, and at the same time, endeavored to build long-term relationships and expand business with non-Japanese corporate customers by selecting important sales targets for every overseas regional unit.

In addition, the unit also endeavored to strengthen its ability to provide various financial services by promoting office network expansion and business alliance formation with institutions such as major overseas financial institutions and government-affiliated organizations.

(Investment Banking Unit)

The Investment Banking Unit offers diversified solutions, mainly in the following five business areas: M&A, real estate, asset finance, project finance and corporate finance.

This fiscal year, he unit arranged a number of projects in each business area, including a project finance arrangement for the first concession business in Japan*.

In addition, in order to enhance the asset management capabilities and expand the business areas of the Group, MHTB made Simplex Real Estate Management Inc. and Simplex REIT Partners Inc. its subsidiaries.

*	“Concession business” is a business operated by (a) private company(s), while the ownership of the public facility, etc., remains with a public institution.

(Transaction Banking Unit)

The Transaction Banking Unit provides a wide variety of solutions, including domestic exchange, foreign exchange, cash management, trade finance services, correspondent bank services, custody services and stock transfer agency business.

This fiscal year, the unit endeavored to strengthen its consulting function, by means such as, the establishment of a unit of specialized staff as a way of offering one-stop handling of the annually increasing global needs of customers, for efficient optimization of their funds, and, in the area of stock transfer agency services, the establishment of a unit of specialized staff to handle initial public offerings (IPOs).

(Asset Management Unit)

The Asset Management Unit develops products and provides services that meet the asset management needs of its wide range of customers, from individuals to institutional investors.

This fiscal year, the unit provided its individual customers with products such as investment trusts and fund wraps that help individual customers build up their assets in the medium to long term. At the same time, for pension funds and customers that are local financial institutions, the unit offered services such as advising on asset allocation and combinations of investment strategies based on analysis and assessment of each customer’s total portfolio.

In addition to preparing for the establishment of the integrated asset management company “Asset Management One,” Mizuho entered into an alliance with Matthews International Capital Management, an independent, privately owned firm and the largest dedicated Asia investment specialist in the United States, through which Mathews International Capital Management became an affiliated company of MHBK under the equity-method. By this alliance, Mizuho aims to expand Mizuho’s global asset management platform from the perspective of enhancement of the Group’s ability to respond to customers’ needs.

(Markets Unit)

In addition to investment services with respect to interest rates, equities and credits, etc., Markets Unit provides sales and trading services to a wide range of customers, from individuals to institutional investors, by offering general products in the market, such as interest rates, foreign exchange, equities and commodities.

This fiscal year, Markets Unit responded to the investment needs, including hedging strategies relating to foreign-exchange and derivative transactions and investment strategies relating to equities and bonds, etc., by utilizing the global network of the Group based on the market environment, and at the same time, it endeavored to strengthen its sales and trading services, including system improvement for derivative transactions.

Moreover, in the investment business, it endeavored to provide stable portfolio management by observing predictive signs and diversifying investments, taking into account fluctuations in the markets.

In addition to the promotion of the foregoing business strategy, the Group addressed the issues concerning “Environment, Society and Governance” (ESG) as part of its CSR initiative, in order to contribute to the sustainable development of society and to create corporate value. In respect of “Environment,” the Group promoted, on a group-wide basis, initiatives that encourage society to promote environmental consideration. Specifically, the Group provided various environment-related funding, such as funding a solar power generation business and wind-power generation business. In respect of “Society,” the Group promoted business that contributes to the sustainable development of society and social contribution activities that take into consideration the needs of local regions and society. Specifically, as a financial institution based in Japan, in an effort to contribute to the development of Japan’s economy and society and strengthen the competitiveness of Japanese industries, the Group provided funds for regional revitalization and supported the development of the sixth industry for the agriculture, forestry, and fishing sectors, etc. Furthermore, the Group continued to offer its combined group strength to assist in rebuilding the lives of people afflicted by the Great East Japan Earthquake and reviving the industries and economies that have suffered as a result of the earthquake, as well as support the recovery of disaster-stricken areas. As social contribution activities, the Group has continued its active support for financial education through the provision of free lectures and courses at universities, etc. In respect of “Governance,” as stated above, the Group strived to further enhance its corporate governance.

Being constantly aware of its social responsibilities and the importance of its public mission as a financial institution, the Group has appropriately responded to applications for new loans, changes in loan terms, etc., and at the same time, the Group has strived to perform consulting functions and made efforts toward the facilitation of financing across the entire group. With respect to the Guidelines for Personal Guarantee Provided by Business Owners announced in December 2013 by the Study Group for the Guidelines for Personal Guarantee Provided by Business Owners, which is administratively supported by the Japan Chamber of Commerce and Industry and the Japanese Bankers Association, the Group has committed itself to act properly and in compliance with such Guidelines on the basis of a sufficient understanding of their purpose and details.

Issues to be Addressed by the Group

The Group has launched its new three-year medium-term business plan, the “Progressive Development of “One MIZUHO” — The Path to a Financial Services Consulting Group,” formulated for the three (3) years from fiscal year 2016.

This plan aims to establish a business model that can respond to changes in the new business environment in respect of the global economy, such as changes to the situation where emerging economies had been bolstering the economies of developed countries and the prolonged weakness in resource prices, and even “game changers” such as the rapid development of innovation in financing, in addition to an uncertain regulatory environment.

Specifically, in addition to strictly observing the “customer-focused” perspective that we promoted in the previous medium-term business plan, we will pursue “operational excellence” as part of a project to promote greater improvements and efficiency in a harsh economic environment.

The new medium-term business plan has as its two foundations the “customer-focused” perspective and the “operational excellence” approach, and it aims to further develop the “One MIZUHO” strategy adopted in the previous medium-term business plan, by establishing a new business model that we call a “financial services consulting group.” As Mizuho’s vision to be realized in the new medium-term business plan, the Group has developed five basic policies, and to add more detail to these basic policies, the Group has also developed ten basic strategies consisting of business strategies, financial strategies and strategies for management foundations.

*	Implementation of the One MIZUHO strategy in each geographical area by collaboration of banking, trust banking and securities functions. The business offices independently design and implement the Area strategy.

(Operational Excellence)

The Group will pursue an “operational excellence” approach, with the aim of improving its “operations,” which provides the ability to put the One MIZUHO strategy into action, differentiate its strategy under the “customer-focused” perspective to secure its sustained competitive advantages and increase added value for customer service. The Group will thoroughly review the existing operational processes in order to “increase operational efficiency” and “create customer value by enhancing the sophistication of operations.”

(Introduction of the In-House Company System)

On April 1, 2016, the Group introduced an in-house company system based on customer segments in order to strictly observe the “customer-focused” perspective. The aim of this system is to utilize Mizuho’s strengths and competitive advantage as a holding company which integrates the banking, trust banking and securities functions, to promptly provide the highest-quality financial services that closely match customer needs.

Thus far, under the business unit system, Mizuho has developed targeted strategies across the group companies, which are tailored to the characteristics of its respective customers. Under the in-house company system, it will further pursue such goal. The new system helps the Group to proceed with the process from planning to implementation of the strategies robustly and swiftly so that it can develop consistent strategies according to the characteristics of its customers.

More specifically, the Group established the following five in-house companies to thoroughly strengthen the “customer-focused” perspective: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company and the Asset Management Company. With respect to the functions related to products and research, two separate units were newly established in order to “further enhance expertise” and “utilize capabilities across all customer segments.” With respect to the functions related to research, the Group consolidated its research and consulting functions into “One Think-tank,” and it established the new Research & Consulting Unit to create a team of experts dedicated to addressing the various challenges that its customers may face.

Furthermore, the Group will streamline head office operations and implement prompt decision-making processes in order to further enhance the Group’s front-line business and sales capabilities. At the same time, Mizuho will work to increase the Group’s earnings capacity and reform the risk-return structure, in accordance with the Group’s risk appetite framework (the basic policy regarding Mizuho’s risk taking activity).

[Business strategies]

Under the new management structure based on customer segments, the Group will thoroughly strengthen the “customer-focused” perspective based on the ten basic strategies set forth in the new medium-term business plan.

Details of the business strategies of each of the in-house companies and units are as follows.

(Retail & Business Banking Company)

The Retail & Business Banking Company is in charge of the services for individual customers, small and medium-sized enterprises and middle market firms.

For individual customers, the Retail & Business Banking Company will strive to improve its capacity to provide consulting services, including asset management and asset inheritance, while working on the development and provision of convenient services by leveraging advanced technologies and forming alliances with other companies, etc.

For small and medium-sized enterprises and middle market firms, the Retail & Business Banking Company will provide solutions with respect to both types of needs: management issues such as business growth and expansion, business succession and overseas business development; and personal issues of customers who are business owners, etc., such as asset inheritance and management, etc.

The Retail & Business Banking Company aims at becoming a “comprehensive financial consulting company” that will grow together with customers through the foregoing approaches.

(Corporate & Institutional Company)

The Corporate & Institutional Company is in charge of the services for large corporations, financial institutions and public corporations in Japan.

For large corporations, the Corporate & Institutional Company will further enhance its capacity to provide custom-designed solutions for each customer, including syndicate loans, corporate bond underwriting and M&A, to meet customer needs for fund-raising, asset management and management and financial strategies.

The Corporate & Institutional Company will provide optimal financial services on a group-wide basis: to customers that are financial institutions, it will provide services such as advice on financial strategies and proposals for various investment products; and to customers that are public sectors, it will provide services such as financing support through being entrusted with and underwriting of public bonds and designated financial institution services. In addition, it will continue its efforts to realize regional revitalization, which is an important issue for the Japanese economy.

The Corporate & Institutional Company aims at becoming a highly trusted partner of customers through the foregoing approaches.

(Global Corporate Company)

The Global Corporate Company is in charge of the services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

By taking advantage of its deep understanding of its customers’ business and strengths in the corporate finance area, such as loan financing and corporate bond underwriting, the Global Corporate Company will provide various solutions to endeavor to support Japanese corporate customers in overseas business expansion and build long-term relationships with non-Japanese corporate customers.

Furthermore, it will promote expanding its office network and forming business alliances with overseas local financial institutions and government-affiliated organizations to further enhance its capacity to provide financial services.

The Global Corporate Company aims at becoming a company capable of sustainable growth in the midst of drastically changing global economic and regulation trends through the foregoing approaches.

(Global Markets Company)

In addition to investment services with respect to interest rates, equities and credits, etc., the Global Markets Company will provide sales and trading services to a wide range of customers, from individuals to institutional investors, by offering general products in the market, such as interest rates, foreign exchange, equities and commodities.

The Global Markets Company aims at becoming the top global player in Asia by utilizing its capacity to offer a wide range of products based on the collaboration among the banking, trust banking and securities functions.

(Asset Management Company)

The Asset Management Company is in charge of development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors.

While fulfilling its fiduciary duties*, it will (i) provide individual customers with products that help them to build up their assets, (ii) increase its capacity to provide and select products that match the diversified needs of customers, such as pension funds, and (iii) strengthen its efforts to offer comprehensive services by integrating defined contribution pension schemes and defined benefit schemes into one scheme.

The Asset Management Company aims to contribute to the revitalization of domestic monetary assets through the foregoing approaches.

*	Please see * on page 58.

(Global Products Unit)

The Global Products Unit will cooperate with each of the in-house companies to provide solutions, such as advice on business and financial strategies, financing support, domestic and foreign exchange and settlement, to every customer by making full use of its high degree of expertise.

The Global Products Unit aims to support Mizuho’s goal of becoming a “financial services consulting group” from the perspective of products, through the foregoing approaches.

(Research & Consulting Unit)

As the first, full-fledged research and consulting unit of a Japan-based bank that supports Mizuho’s goal of becoming a “financial services consulting group,” the Research & Consulting Unit will develop a global perspective aiming at becoming a team of experts that addresses various actual and potential challenges that the Group’s customers may face. The unit will provide solutions through collaboration with the five in-house companies by using both macro and micro approaches.

[Business Management, Management Foundations, etc.]

By responding to the changes in the business environment such as tightening of regulations, the Group will also exert the following efforts in its business management and management foundations, which are inextricably linked to the business strategy.

(Upgrading Risk Appetite Framework)

MHFG has introduced a risk appetite framework, in light of enhancement of corporate value through the integrated group-wide operation of business strategies, financial strategies and risk controls. MHFG determines its management resource allocation and profit plans based on discussions regarding the types and the level of risk that is required to be taken in realizing our strategy, monitors the operation status and takes other necessary measures, thereby aiming to balance our risk-return.

MHFG also established the “Action Guideline for Risk” for the purpose of realization of the values and principles that must be shared in confronting risk. The Group will continuously strive to nurture a sound risk culture through actions to raise the awareness of all officers and employees regarding the “Action Guideline for Risk” to ensure effectiveness of MHFG’s risk appetite framework.

(Completion of Next-Generation IT Systems)

As it is the most important and largest systems project, the Group is taking all possible measures to complete the next-generation IT systems in a safe and steady manner.

(Disposing of Cross-shareholdings)

As stated in the Corporate Governance Report, “as a basic policy, unless we (the Group) consider(s) these holdings to be meaningful,” the Group “will not hold” listed shares for strategic reasons. The Group will continue to strive to dispose of cross-shareholdings in order to decrease the potential impact on our financial position due to fluctuations in stock prices, and to be able to fully perform financial intermediary functions even under periods of stress.

(Fundamental Reform of Human Resource Management)

In order to enhance employee engagement (a relationship under which an organization and its employees contribute to each other’s growth) and strengthen the competitive advantage from the perspective of human resources, the Group will take initiatives to fundamentally reform human resources management. The Group will establish the principles of its human resource strategy, human resource system and human resource management, enhance the willingness of all employees of the Group to improve their capabilities and to contribute to the organization, and enable employees to work actively over the long term by sustainably developing and fully utilizing their abilities, for the purpose of differentiation in respect of human resources.

(Fulfillment of Fiduciary Duties*)

The Group has established its policies for fulfilling its fiduciary duties with respect to the asset management-related business, in order to continue to be its customers’ most trusted financial services group as its customer’s long-term partner. The Group will further strengthen its efforts to fulfill its fiduciary duties at each of the group companies through measures in line with such policies, including provision of appropriate products and services that are in its customers’ best interests.

*	Please see * on page 58

(Continued Initiatives for Establishment of Corporate Culture That Will Strongly Support Organization of the Group)

The Group will continue to take initiatives to establish a strong corporate culture. Specifically, the Group will further strengthen continued actions related to each initiative, such as (i) initiatives toward the realization of the “Vision of Individual Offices,” which defines the visions to be aimed for by each division and branch, and (ii) convening “General Managers Off-site Meetings” for general managers of head office divisions and marketing offices in Japan and overseas to discuss the corporate culture.

(Establishment of Strong Mizuho Brand)

The Group aims to establish a strong Mizuho brand by positioning the new medium-term business plan as the action plan for the establishment of the Mizuho brand and by achieving its goal of becoming a “financial services consulting group” with the aim of being the most trusted partner in solving problems and supporting the sustainable growth of customers and communities. The Group will strive to achieve the goals of the medium-term business plan, and at the same time, will continue to implement measures to further improve the value of the Mizuho brand by means such as undertaking effective brand communication activities.

With respect to the Kumamoto earthquake of April 2016, the Group is carrying out initiatives to assist victims in their recovery, including the prompt commencement of financing consultation. The Group will continue its efforts to support the disaster recovery.

The Group will continue to endeavor to strengthen the attitude toward governance and toward compliance with laws and regulations, including severance of business relations with anti-social elements.

The Group will contribute to the sustainable development of society on a group-wide basis and further promote its corporate values. The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

Our shareholders’ continuing support would be greatly appreciated.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)
Ordinary Income	2,913.0	2,927.7	3,180.2	3,215.2
Ordinary Profits	750.3	987.5	1,010.8	997.5
Profit Attributable to Owners of Parent	560.5	688.4	611.9	670.9
Comprehensive Income	1,270.8	832.9	1,941.0	304.5
Total Net Assets	7,736.2	8,304.5	9,800.5	9,353.2
Total Assets	177,411.0	175,822.8	189,684.7	193,458.5

(Note)

Fractions are rounded down.

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2012 (For the fiscal year ended March 31, 2013)	FY 2013 (For the fiscal year ended March 31, 2014)	FY 2014 (For the fiscal year ended March 31, 2015)	FY 2015 (For the fiscal year ended March 31, 2016)
Operating Income	262.1	316.8	377.7	333.5
Cash Dividends Received	233.0	285.1	344.6	292.8
Cash Dividends Received from Majority-owned Banking Subsidiaries	231.3	282.0	316.0	272.0
Cash Dividends Received from Other Subsidiaries and Affiliates	1.7	3.1	28.6	20.8

Net Income	(JPY million 241,337)	(JPY million 285,861)	(JPY million 349,001)	(JPY million 304,389)
Net Income per Share of Common Stock	(JPY 9.69)	(JPY 11.53)	(JPY 14.11)	(JPY 12.17)
Total Assets	6,202.1	6,251.3	6,603.1	7,064.2
Investments in Majority-owned Banking Subsidiaries	5,968.6	5,454.8	5,454.8	5,454.8
Investments in Other Subsidiaries and Affiliates	54.7	568.5	568.5	567.7

(Notes)

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

Net Income per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

		Number of Employees
March 31, 2016	Mizuho Bank, Ltd. (consolidated)	35,382
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,879
	Mizuho Securities Co., Ltd. (consolidated)	9,182
	Other	6,932
	Total	56,375
March 31, 2015	Mizuho Bank, Ltd. (consolidated)	34,528
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,684
	Mizuho Securities Co., Ltd. (consolidated)	8,908
	Other	6,664
	Total	54,784

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The number of employees of MHFG is included in “Other.”

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHTB and MHSC, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2016	March 31, 2015
Number of Employees	38,907	37,713
Average Age	38 years, 6 months	38 years, 4 months
Average Years of Employment	14 years, 6 months	14 years, 6 months
Average Monthly Salary	JPY 501 thousand	JPY 481 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2016	March 31, 2015
Kanto, Koshinetsu	383	377	Head Office, etc.
Hokkaido, Tohoku	16	16	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	85	85	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	16	16	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	13	13	Fukuoka Branch, etc.
Domestic Total	513	507
The Americas	13	11	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	22	20	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	42	38
Total	555	545

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 248 agencies (143 as of March 31, 2015), 51,750 non-branch ATMs (49,526 as of March 31, 2015) and 6 representative offices overseas (7 as of March 31, 2015) were in operation as of March 31, 2016.

3. In addition to the above, 5 sub branches at Narita Airport (3 as of March 31, 2015), 2 sub branches at Kansai International Airport (2 as of March 31, 2015), 4 sub branches at Haneda Airport (4 as of March 31, 2015) and 1 sub branch at Ginza, Tokyo (newly established), all mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines at Narita Airport (4 as of March 31, 2015) and 2 such machines at Ginza, Tokyo (newly established), were in operation as of March 31, 2016.

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2016	March 31, 2015
Kanto, Koshinetsu	38	36	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	9	9	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	3	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	55	53

(Notes)

1. Offices include sub branches.

2. In addition to the above, 51 trust agencies (51 as of March 31, 2015) were in operation as of March 31, 2016.

c.	Securities Business

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2016	March 31, 2015
Kanto, Koshinetsu	45	43	Head Office, Shinjuku Sales Dept. I, etc.
Hokkaido, Tohoku	6	6	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	38	41	Osaka Sales Dept. I, Nagoya Branch, etc.
Chugoku, Shikoku	10	10	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch, etc.
Total	107	108

(Notes)

1. In addition to the above, 2 representative offices overseas (2 as of March 31, 2015) were in operation as of March 31, 2016.

2. In addition to the above, 165 Planet Booths (164 as of March 31, 2015) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2016.

d.	Other Business

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

a.	Total Amount of Capital Investment

	(JPY million)
	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total Amount of Capital Investment	71,326	2,000	9,202	2,728

(Notes)

1. Fractions are rounded down.

2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in “Other” above.

b.	New establishment of important facility, etc.

Not applicable

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	242,661
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369	100.00	29,284
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	95.80	16,409
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	124
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment management	May 26, 1964	2,045	100.00	544
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	July 1, 1985	2,000	50.00	1,272
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	278
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information technology	May 11, 1970	1,627	91.50	2,310
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,015	49.00 (49.00)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—
Shinko Asset Management Co., Ltd.	Chuo-ku, Tokyo	Investment management	June 14, 1961	4,524	94.84 (94.84)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Japan Stockholders Data Service Company, Limited	Suginami-ku, Tokyo	Securities administration agency business	April 1, 2008	2,000		50.00 (50.00)	—
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	July 15, 1986	1,500		76.87 (76.87)	—
Japan Pension Operation Service, Ltd.	Chuo-ku, Tokyo	Administration and operation of pension plans	December 21, 2004	1,500		50.00 (50.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	April 1, 1998	200		60.00 (60.00)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	465,479 (GBP 2,875 million	)	100.00 (100.00)	—
Mizuho Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	165,205 (CNY 9,500 million	)	100.00 (100.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	135,916 (VND 26, 650,203 million	)	15.00 (15.00)	—
Mizuho Securities Asia Limited	Hong Kong Special Administrative Region, PRC	Securities	April 30, 1999	34,573 (HKD 2,379 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	27,791 (IDR 3,269,574 million	)	98.99 (98.99)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	18,773 (USD 166 million	)	100.00 (100.00)	—
Mizuho Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	18,088 (EUR 141 million	)	100.00 (100.00)	—
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	January 11, 1911	16,424 (BRL 524 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	11,832 (USD 105 million	)	100.00 (100.00)	—
Mizuho Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	11,097 (USD 98 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	6,202 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,701 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (        ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Mizuho Financial Strategy Co., Ltd., which was previously listed as a principal subsidiary, merged with Mizuho Office Management Co., Ltd. and was dissolved as of July 1, 2015.

6. Banco Mizuho do Brasil S.A. is newly added as a principal subsidiary.

7. Mizuho Trust Realty Company Limited changed its trade name to Mizuho Realty Co., Ltd. as of July 21, 2015.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	686,345	—	—
Total	686,345	—	—

2. Matters Regarding Directors and Executive Officers

(1) Directors and Executive Officers

Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2016:

Directors

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Chairman of the Japanese Bankers Association

Shusaku Tsuhara	Member of the Board of Directors	Senior Executive Managing Director of Mizuho Bank, Ltd.

Ryusuke Aya	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Junichi Shinbo	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Koji Fujiwara	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Hideyuki Takahashi	Member of the Board of Directors • Member of the Audit Committee	Member of the Board of Directors of Mizuho Bank, Ltd.	He has considerable expert knowledge concerning finance and accounting.

Nobukatsu Funaki	Member of the Board of Directors • Member of the Audit Committee

Mitsuo Ohashi	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company Representative Director and Chairman of the People’s Political Association

Name	Title and Assignment	Major Concurrent Office	Other
Tetsuo Seki	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Audit & Supervisory Board Member of Sapporo Holdings Limited

Takashi Kawamura	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee

Advisor to Hitachi, Ltd.

Outside Director, Chairman of the Board of Hitachi Chemical Company, Ltd.

Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

Outside Director of Calbee, Inc.

Outside Audit and Supervisory Board Member of Nikkei Inc.

Tatsuo Kainaka	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee • Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Name	Title and Assignment	Major Concurrent Office	Other

Hirotake Abe	Member of the Board of Directors (outside director) • Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION	He has considerable expert knowledge concerning finance and accounting.

Hiroko Ota	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)

1. Mr. Hideyuki Takahashi, who served as Group CFO of MHFG and Mr. Hirotake Abe, who served as a certified public accountant, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers, etc.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Hideyuki Takahashi and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Mr. Junichi Shinbo retired as President & CEO of Mizuho Financial Strategy Co., Ltd. on July 1, 2015.

4. Mr. Tatsuo Kainaka retired as External Director of Japan Airlines Co., Ltd. on June 17, 2015.

5. Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, who are “outside directors,” are “independent directors” required by Tokyo Stock Exchange, Inc.

Directors who resigned or retired during the fiscal year ended March 31, 2016

Name	Title and Assignment	Other
Yasunori Tsujita	Member of the Board of Directors	Resigned on June 23, 2015

Akihiko Nomiyama	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Retired on June 23, 2015

Kanemitsu Anraku	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Retired on June 23, 2015

(Note)

Each title and assignment is as of the date of resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato*	President & Group CEO (Representative Executive Officer)

Member of the Board of Directors of Mizuho Bank, Ltd.

Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd.

Member of the Board of Directors of Mizuho Securities Co., Ltd.

Chairman of the Japanese Bankers Association

Toshitsugu Okabe

Deputy President & Executive Officer (Representative Executive Officer)

Head of Strategic Planning and Management Control (Personal Banking, Retail Banking and Corporate Banking), Strategic Planning (Priority Assignments) and In charge of Incubation Project Team

Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group / Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank. Ltd.

Tadashi Kanki	Senior Managing Executive Officer Head of Internal Audit Group / Group CA

Akira Sugano

Senior Managing Executive Officer

Head of Strategic Planning and Management Control (International Banking, Investment Banking, Transaction and Asset Management) and Strategic Planning (Priority Assignments)

Shusaku Tsuhara*	Senior Managing Executive Officer Head of Compliance Group / Group CCO	Senior Executive Managing Director of Mizuho Bank, Ltd.

Tetsuhiko Saito	Senior Managing Executive Officer Head of Personal Banking Unit	Managing Executive Officer of Mizuho Securities Co., Ltd.

Junichi Kato	Managing Executive Officer Head of Markets Unit	Managing Executive Officer of Mizuho Bank, Ltd

Katsunobu Motohashi	Managing Executive Officer Head of Asset Management Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Keiichiro Ogushi	Managing Executive Officer Head of Retail Banking Unit / Head of Corporate Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Name	Title and Assignment	Major Concurrent Office
Tatsufumi Sakai	Managing Executive Officer Head of International Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Daisuke Yamada	Managing Executive Officer Head of Corporate Banking Unit (Large Corporations)	Managing Executive Officer of Mizuho Bank, Ltd.

Ryusuke Aya*	Managing Executive Officer Head of Risk Management Group / Group CRO	Executive Managing Director of Mizuho Bank, Ltd.

Junichi Shinbo*	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Executive Managing Director of Mizuho Bank, Ltd.

Koji Fujiwara*	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Executive Managing Director of Mizuho Bank, Ltd.

Kazuya Kobayashi	Managing Executive Officer Head of Investment Banking Unit / Head of Transaction Banking Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Kenji Tsujitsugu	Managing Executive Officer Head of Financial Institutions & Public Sector Business Unit	Managing Executive Officer of Mizuho Bank, Ltd.

Satoshi Ishii	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

(Note)

1. Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

2. Mr. Junichi Shinbo retired as President & CEO of Mizuho Financial Strategy Co., Ltd. on July 1, 2015.

(Reference) Shown below are directors and executive officers as defined in the Companies Act as of April 1, 2016:

Directors

Name	Title and Assignment	Major Concurrent Office	Other
Yasuhiro Sato	Member of the Board of Directors	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

Shusaku Tsuhara	Member of the Board of Directors	Senior Executive Managing Director of Mizuho Bank, Ltd.

Ryusuke Aya	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Koji Fujiwara	Member of the Board of Directors	Executive Managing Director of Mizuho Bank, Ltd.

Hideyuki Takahashi	Member of the Board of Directors • Member of the Audit Committee	Member of the Board of Directors of Mizuho Bank, Ltd.	He has considerable expert knowledge concerning finance and accounting.

Nobukatsu Funaki	Member of the Board of Directors • Member of the Audit Committee

Mitsuo Ohashi	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Senior Counselor of Showa Denko K.K. External Statutory Auditor of Fukoku Mutual Life Insurance Company Representative Director and Chairman of the People’s Political Association

Name	Title and Assignment	Major Concurrent Office	Other
Tetsuo Seki	Member of the Board of Directors (outside director) • Member of the Compensation Committee • Member of the Audit Committee	Audit & Supervisory Board Member of Sapporo Holdings Limited

Takashi Kawamura	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee

Advisor to Hitachi, Ltd.

Outside Director of Hitachi Chemical Company, Ltd.

Chairman of the Board, Outside Director of Hitachi Construction Machinery Co., Ltd.

Outside Director of Calbee, Inc.

Outside Audit & Supervisory Board Member of Nikkei Inc.

Tatsuo Kainaka	Member of the Board of Directors (outside director) • Member of the Nominating Committee • Member of the Compensation Committee • Member of the Audit Committee	Attorney-at-law at Takusyou Sogo Law Office President of the Life Insurance Policyholders Protection Corporation of Japan Corporate Auditor (External) of Oriental Land Co., Ltd.

Hirotake Abe	Member of the Board of Directors (outside director) • Member of the Audit Committee	Certified Public Accountant Hirotake Abe Office Outside Corporate Auditor of CONEXIO Corporation Outside Audit and Supervisory Board Member of NIPPON STEEL & SUMITOMO METAL CORPORATION	He has considerable expert knowledge concerning finance and accounting.

Name	Title and Assignment	Major Concurrent Office	Other
Hiroko Ota	Member of the Board of Directors (outside director) • Member of the Nominating Committee	Professor of National Graduate Institute for Policy Studies Outside Director of JX Holdings, Inc. Outside Director of Panasonic Corporation

(Notes)

1. Mr. Hideyuki Takahashi, who served as Group CFO of MHFG and Mr. Hirotake Abe, who served as a certified public accountant, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers, etc.

2. Since, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, and for these reasons, MHFG appointed two non-executive directors who are internal directors, Messrs. Hideyuki Takahashi and Nobukatsu Funaki, as full-time members of the Audit Committee.

3. Mr. Junichi Shinbo resigned as Member of the Board of Directors and Managing Executive Officer of MHFG and Executive Managing Director of Mizuho Bank, Ltd. on April 1, 2016.

4. Mr. Yasuhiro Sato retired as Chairman of the Japanese Bankers Association on March 31, 2016.

5. Mr. Takashi Kawamura retired as Chairman of the Board of Hitachi Chemical Company, Ltd. on March 31, 2016.

6. Messrs. Tetsuo Seki, Takashi Kawamura, Tatsuo Kainaka and Hirotake Abe and Ms. Hiroko Ota, who are “outside directors,” are “independent directors” required by Tokyo Stock Exchange, Inc.

Executive officers as defined in the Companies Act

Name	Title and Assignment	Major Concurrent Office
Yasuhiro Sato	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, international business planning, business promotion, etc., as a member of the Group since 1976.

MHFG has appointed him as executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Toshitsugu Okabe	Deputy President & Executive Officer (Representative Executive Officer) Head of Retail & Business Banking Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in personal and retail banking business planning, internal audit, compliance, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Daisaku Abe	Deputy President & Executive Officer Head of IT & Systems Group / Head of Operations Group /Group CIO and Group COO	Deputy President & Executive Officer of Mizuho Bank. Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning, operations planning, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of IT & Systems Group and Head of Operations Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Kosuke Nakamura	Deputy President & Executive Officer Head of Corporate & Institutional Company	Deputy President & Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in international business planning, business promotion, etc., as a member of the Group since 1981.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Corporate & Institutional Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Akira Sugano	Senior Managing Executive Officer Head of Global Corporate Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, international business planning, etc., as a member of the Group since 1982.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Corporate Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Shusaku Tsuhara	Senior Managing Executive Officer Head of Compliance Group / Group CCO	Senior Executive Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources, business promotion, compliance, etc., as a member of the Group since 1983.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Compliance Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Junichi Kato	Senior Managing Executive Officer Head of Global Markets Company

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in market business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Markets Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Katsunobu Motohashi	Senior Managing Executive Officer Head of Asset Management Company	Senior Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in asset management business planning, business promotion, etc., as a member of the Group since 1980.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Masayuki Yonetani	Senior Managing Executive Officer Head of Internal Audit Group / Group CA

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in public relations, corporate banking (small to large corporations) business planning, business promotion, internal audit, etc., as a member of the Group since 1982.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Internal Audit Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Keiichiro Ogushi	Senior Managing Executive Officer Head of Research & Consulting Unit

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in retail banking and corporate banking (small to large corporations) business planning, business promotion, etc., as a member of the Group since 1983.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Research & Consulting Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Daisuke Yamada	Managing Executive Officer Head of Global Products Unit, In charge of Incubation Project Team	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate banking (large corporations) business planning, business promotion, etc., as a member of the Group since 1984.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Global Products Unit, In charge of Incubation Project Team and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Ryusuke Aya	Managing Executive Officer Head of Risk Management Group / Group CRO	Executive Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, business promotion, etc., as a member of the Group since 1984.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Risk Management Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Koji Fujiwara	Managing Executive Officer Head of Strategic Planning Group / Group CSO	Executive Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, investor relations, etc., as a member of the Group since 1985.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Strategic Planning Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Satoshi Ishii	Managing Executive Officer Head of Human Resources Group / Group CHRO	Managing Executive Officer of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in human resources planning, international business planning, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Human Resources Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

Name	Title and Assignment	Major Concurrent Office
Koichi Iida	Managing Executive Officer Head of Financial Control & Accounting Group / Group CFO	Executive Managing Director of Mizuho Bank, Ltd.

(Reason for appointing him/her as executive officer)

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial control and accounting, corporate planning, investment banking business, business promotion, etc., as a member of the Group since 1986.

MHFG has appointed him as executive officer based on the role delegated to him as the Head of Financial Control & Accounting Group and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors, and in the controlling role in business execution.

(2) Aggregate Compensation for Directors and Executive Officers

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Classification	Number of Persons	Aggregate Compensation
Directors	11	207 million yen
Executive officers as defined in the Companies Act	18	411 million yen
Total	29	619 million yen

(Notes)

1. Fractions are rounded down.

2. The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the above table as those of “Executive officers as defined in the Companies Act.”

3. The three resigned or retired directors are included in the above.

4. Because the amount of the variable compensation to be paid with respect to the fiscal year ended March 31, 2016 has not yet been determined at present, the aggregate compensation above does not include the amount of the variable compensation; however, the necessary reserve is recorded for accounting purposes.

The policies concerning determination of the amount of, or the method of calculating, compensation, etc. for officers

MHFG set out the “Mizuho Financial Group Compensation Policy” concerning the determination of compensation for each individual director, executive officer and specialist officer (“Directors, etc.”) of MHFG as well as MHBK, MHTB and MHSC (“Core Subsidiaries”).

Executive compensation for MHFG and the Core Subsidiaries pursuant to such policy aims to function as incentive and compensation for each officer to exercise the designated function to the fullest with respect to striving to realize management with consideration to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

•	Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Directors, etc., of MHFG and the Core Subsidiaries is set forth below:

1)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each of the Directors, etc.

2)	The executive compensation shall give consideration to improving corporate value and creating value for various stakeholders over the medium to long term.

3)	The executive compensation shall reflect the management environment and business performance of our group.

4)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

5)	The compensation system and standards shall be reevaluated based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

6)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

•	Compensation System

1.	The compensation system for executive officers as defined in the Companies Act (including executive officers who are directors), executive officers as defined in our internal regulations and specialist officers, and directors, executive officers, and specialist officers of the Core Subsidiaries responsible for business execution (“Officers Responsible for Business Execution”) shall be separate from that for the non-executive directors of MHFG and the directors of the Core Subsidiaries responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

2.	The basic compensation system for Officers Responsible for Business Execution shall consist of basic salaries in the form of fixed compensation as well as variable compensation consisting of performance payments and performance-based stock compensation. The ratio of fixed compensation to variable compensation, the range of variable compensation based on business performance and the payment method shall be designated in light of sound incentivization for sustainable growth and restraint on excessive risk taking, while our taking into account regulations and guidelines as well as research data, etc., both in Japan and overseas, concerning executive compensation. In principle, the ratio of fixed to variable compensations shall be 6 to 4 and the ratio of performance payments to performance-based stock compensation shall be 1 to 1, based on which the standard amount shall be calculated for each position. The variable compensation shall reflect each officer’s performance within the range of 0% to 150% of the standard amount for each position. The basic salaries, the performance payments and the performance-based stock compensation as well as the payment methods, etc., are in principle as set forth below:

1)	The basic salaries shall factor in each officer’s function and responsibility in addition to the standard amount for each position.

2)	The performance payments shall be monetary made as officers’ incentive to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

3)	The performance-based stock compensation shall be paid in the form of shares of common stock of MHFG acquired from the stock market through a trust with an aim to align officers’ interests with those of the shareholders and increase the incentive to enhance corporate value. The payment thereof shall reflect each officer’s performance in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments of the performance-based stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

4)	The variable compensation intended for professional personnel, etc., appointed from outside the group shall be individually designed based on the duties and characteristics of business responsibilities and market values, etc., of each officer, a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture (clawback) of the deferred amount depending on the performance, etc., of the company and such personnel.

3.	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function and shall consist of basic salaries and stock compensations.

1)	The basic salaries shall factor in each officer’s function and responsibilities in addition to the basic amount for each of the full-time and part-time non-executive officers.

2)	The stock compensation shall be paid to full-time internal directors excluding outside directors in accordance with the standard amount based on each position. However, the payment standards shall not fluctuate depending on each officer’s level of performance. A system shall be adopted which enables the entire amount of deferred payments of the stock compensation over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc.

•	Compensation Determination Process

1.	The Compensation Committee shall determine the determination policy of executive compensation for MHFG and the Core Subsidiaries and the executive compensation system including system set out in “Compensation System”. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer, as defined in the Companies Act, of MHFG and approve at MHFG the compensation of each individual director of the Core Subsidiaries.

2.	The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer, as defined in our internal regulations, and specialist officer of MHFG and approve at MHFG the compensation of each individual executive officer and specialist officer of the Core Subsidiaries, etc.

3.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

4.	The Compensation Committee, where necessary, may have officers who are not members of the committee (including officers of the Core Subsidiaries) such as the President & CEO and external experts, etc., attend its meetings and request their opinion.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Mitsuo Ohashi	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director is bona fide and without gross negligence in performing his/her duty.
Tetsuo Seki
Takashi Kawamura
Tatsuo Kainaka
Hirotake Abe
Hiroko Ota

(4) Attendance at Meetings of the Board of Directors and Committees

(As of March 31, 2016)

Name	Board of Directors	Nominating Committee	Compensation Committee	Audit Committee
Yasuhiro Sato	13/13 meetings (100%)	—	—	—
Shusaku Tsuhara	10/10 meetings (100%)	—	—	—
Ryusuke Aya	13/13 meetings (100%)	—	—	—
Junichi Shinbo	13/13 meetings (100%)	—	—	—
Koji Fujiwara	13/13 meetings (100%)	—	—	—
Hideyuki Takahashi	13/13 meetings (100%)	—	—	18/18 meetings (100%)
Nobukatsu Funaki	13/13 meetings (100%)	—	—	18/18 meetings (100%)
Mitsuo Ohashi	13/13 meetings (100%)	6/6 meetings (100%)	—	—
Tetsuo Seki	10/10 meetings (100%)	—	5/5 meetings (100%)	13/13 meetings (100%)
Takashi Kawamura	13/13 meetings (100%)	6/6 meetings (100%)	7/8 meetings (87%)	—
Tatsuo Kainaka	13/13 meetings (100%)	6/6 meetings (100%)	8/8 meetings (100%)	18/18 meetings (100%)
Hirotake Abe	10/10 meetings (100%)	—	—	13/13 meetings (100%)
Hiroko Ota	13/13 meetings (100%)	6/6 meetings (100%)	—	—

(Notes)

1. The numbers shown above for three directors, i.e., Messrs. Shusaku Tsuhara, Tetsuo Seki and Hirotake Abe, indicate attendance at the Board of Directors meetings, etc. that were held during the fiscal year after their appointment as directors of MHFG in June 2015.

3. Matters Regarding Outside Directors

(1) Concurrent Offices and Other Details of Outside Directors

Details of major concurrent offices of outside directors are as described in the above “2. Matters Regarding Directors and Executive Officers, (1) Directors and Executive Officers.” MHFG makes donations to the People’s Political Association, where Mr. Mitsuo Ohashi serves as the Representative Director and Chairman, but the relationship between the association and MHFG does not affect his independence in light of the “Independence Standards of Outside Directors of MHFG,” for reasons including that the percentage of the average annual amount of donations in the past three years, of the average annual amount of the total costs of the association in the past three fiscal years is less than 1%. For your reference, Mr. Ohashi does not participate in the discussions on, and resolution of, the relevant proposal at the Board of Directors, as a person with special interests in the resolution. Except for the fact stated above, MHFG has no business relationships, required to be stated, with the organizations at which the outside directors hold major concurrent offices.

(2) Major Activities of Outside Directors

The attendance of outside directors at meetings of the Board of Directors and relevant committees during the fiscal year ended March 31, 2016, is as described in the above “2. Matters Regarding Directors and Executive Officers, (4) Attendance at Meetings of the Board of Directors and Committees.”

By leveraging their extensive experiences, deep insights and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, provided necessary advice from a perspective independent from that of the management, and performed the decision-making functions and management supervisory functions of the Board of Directors of MHFG, etc.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Mitsuo Ohashi	10 years, 9 months

By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) bold readjustment of the Group’s business portfolio and (ii) establishment of unique business models.

Furthermore, as the Chairman of the Nominating Committee, he led the committee to make decisions on proposals, including proposals for nomination of directors of the Company.

Tetsuo Seki	9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) the management’s commitment to securing a high enough level of ROE and (ii) fundamentally changing Mizuho’s revenue structure.

Takashi Kawamura	1 year, 9 months	By leveraging his extensive experience and deep insight as a top executive, he made proactive suggestions concerning, among others, the significance of (i) thorough enhancement of the “earning potential,” (ii) growth strategies on a global basis and (iii) cultivating human resources to be responsible for the top management roles.

Name	Term in Office	Input at the Board of Directors Meeting, etc., and Other Activities
Tatsuo Kainaka	1 year, 9 months

By leveraging his extensive experience, deep insight and high level of expertise as Justice of the Supreme Court and an attorney-at-law, etc., he made proactive suggestions concerning, among others, the significance of (i) strategies planned with careful attention to perspectives of customers and front offices and (ii) compliance and risk management system.

Furthermore, as the Chairman of the Compensation Committee, he led the committee to make decisions on proposals, including proposals for the revision of the executive compensation system of MHFG, MHBK, MHTB, and MHSC.

Hirotake Abe	9 months	By leveraging his extensive experience and deep insight as a certified public accountant, he made proactive suggestions concerning, among others, the significance of (i) strategies to communicate Mizuho’s brand both in and outside the group and (ii) establishing proper internal control and monitoring when introducing the in-house company system.

Hiroko Ota	1 year 9 months

By leveraging her extensive experience, deep insight and high level of expertise as Professor of the National Graduate Institute for Policy Studies, Minister of State for Economic and Fiscal Policy of the Cabinet Office, etc., she made proactive suggestions, etc., concerning, among others, the significance of (i) readjustment of the entire Group’s business portfolio, (ii) human resource management reform and (iii) strategy planning reflecting investors’ expectations.

Furthermore, as the Chairman of the Board of Directors, she led the Board of Directors to make decisions on proposals, including a proposal for basic management policy of the Group.

(3) Compensation for Outside Directors

	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	8	107 million yen	—

(Notes)

1. Fractions are rounded down.

2. Two outside directors who retired in June 2015 are included in the above.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares

(As of March 31, 2016)
Total Number of Authorized Shares	52,214,752,000

(2) Total Number of Classes of Shares Authorized to be Issued, Total Number of Shares Issued and Number of Shareholders

	(As of March 31, 2016)
Classification	Total Number of Shares Authorized to be Issued	Total Number of Shares Issued	Number of Shareholders
Common Stock	48,000,000,000	25,030,525,657	981,319
Class XI Preferred Stock	914,752,000	914,752,000	649
First Series of Class XIV Preferred Stock	900,000,000	—	—
Second Series of Class XIV Preferred Stock	900,000,000	—	—
Third Series of Class XIV Preferred Stock	900,000,000	—	—
Fourth Series of Class XIV Preferred Stock	900,000,000	—	—
First Series of Class XV Preferred Stock	900,000,000	—	—
Second Series of Class XV Preferred Stock	900,000,000	—	—
Third Series of Class XV Preferred Stock	900,000,000	—	—
Fourth Series of Class XV Preferred Stock	900,000,000	—	—
First Series of Class XVI Preferred Stock	1,500,000,000	—	—
Second Series of Class XVI Preferred Stock	1,500,000,000	—	—
Third Series of Class XVI Preferred Stock	1,500,000,000	—	—
Fourth Series of Class XVI Preferred Stock	1,500,000,000	—	—

(Notes)

1. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XIV Preferred Stock shall not exceed 900,000,000 in total.

2. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XV Preferred Stock shall not exceed 900,000,000 in total.

3. The total number of the classes of shares which MHFG is authorized to issue in respect of the First to Fourth Series of Class XVI Preferred Stock shall not exceed 1,500,000,000 in total.

4. As a result of requests for acquisition of 114,197,300 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 403,667,690 shares of Common Stock in the period from April 1, 2015 to March 31, 2016.

5. As a result of the exercise of stock acquisition rights, there was an increase of 4,960,000 shares of Common Stock in the period from April 1, 2015 to March 31, 2016.

6. The number of shareholders of Common Stock listed above does not include 29,426 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2016

a. Common Stock

(As of March 31, 2016)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,129,574,200	4.51
The Master Trust Bank of Japan, Ltd. (Trustee account)	821,774,700	3.28
Japan Trustee Services Bank, Ltd. (Trustee account 9)	559,050,700	2.23
THE BANK OF NEW YORK MELLON SA/NV 10	416,016,531	1.66
STATE STREET BANK WEST CLIENT - TREATY 505234	374,193,016	1.49
Nomura Securities Co., Ltd.	303,932,700	1.21
Japan Trustee Services Bank, Ltd. (Trustee account 7)	299,745,300	1.19
Japan Trustee Services Bank, Ltd. (Trustee account 5)	285,004,500	1.13
Japan Trustee Services Bank, Ltd. (Trustee account 6)	284,944,400	1.13
Japan Trustee Services Bank, Ltd. (Trustee account 1)	283,683,600	1.13

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (6,939,703 shares).

b. Eleventh Series Class XI Preferred Stock

(As of March 31, 2016)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Chubu Electric Power Company, Incorporated	5,000,000	5.05
SAPPORO HOLDINGS LIMITED	2,000,000	2.02
SOHGO SECURITY SERVICES CO., LTD.	2,000,000	2.02
SoftBank Group Corp.	2,000,000	2.02
Century Tokyo Leasing Corporation	2,000,000	2.02
TOSOH CORPORATION	2,000,000	2.02
MATSUBARA-KOSAN CORPORATION	2,000,000	2.02
Ajinomoto Co., Inc.	1,500,000	1.51
INPEX CORPORATION	1,500,000	1.51
SEIHOKU CORPORATION	1,500,000	1.51

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held are calculated by excluding the treasury stock (815,828,400shares). Furthermore, the treasury stock is not included in the above list of Major Shareholders.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

The following table is the summary of the stock acquisition rights issued to the directors (excluding the outside directors), executive officers as defined in the Companies Act, and executive officers as defined in our internal regulations of MHFG and its subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd, pursuant to the Companies Act, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031
Fifth Series of Stock Acquisition Rights of MHFG	August 31, 2012	11,776 rights	Common Stock, 11,776,000 shares	113,250	1	From September 3, 2012 to August 31, 2032
Sixth Series of Stock Acquisition Rights of MHFG	February 17, 2014	7,932 rights	Common Stock, 7,932,000 shares	192,610	1	From February 18, 2014 to February 17, 2034
Seventh Series of Stock Acquisition Rights of MHFG	December 1, 2014	9,602 rights	Common Stock, 9,602,000 shares	186,990	1	From December 2, 2014 to December 1, 2034

(1) Stock Acquisition Rights, etc. of MHFG Held by Officers as of March 31, 2016

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by directors and executive officers as defined in the Companies Act
First Series of Stock Acquisition Rights of MHFG	84 rights	Common Stock, 84,000 shares	1 person, 84 rights
Second Series of Stock Acquisition Rights of MHFG	243 rights	Common Stock, 243,000 shares	2 persons, 243 rights
Third Series of Stock Acquisition Rights of MHFG	308 rights	Common Stock, 308,000 shares	2 persons, 308 rights
Fourth Series of Stock Acquisition Rights of MHFG	421 rights	Common Stock, 421,000 shares	5 persons, 421 rights
Fifth Series of Stock Acquisition Rights of MHFG	832 rights	Common Stock, 832,000 shares	8 persons, 832 rights
Sixth Series of Stock Acquisition Rights of MHFG	630 rights	Common Stock, 630,000 shares	10 persons, 630 rights
Seventh Series of Stock Acquisition Rights of MHFG	1,597 rights	Common Stock 1,597,000 shares	19 persons 1,597 rights

(2) Stock Acquisition Rights, etc. of MHFG Delivered to Employees, etc., During the Fiscal Year Ended March 31, 2016

No stock acquisition rights, etc., of MHFG were delivered to employees, etc., during the fiscal year ended March 31, 2016.

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Mutsuo Emi, C.P.A. Ryuji Takagi, C.P.A. Hiroshi Nishida, C.P.A. Shinichi Hayashi, C.P.A.

Compensation, etc. for the fiscal year ended March 31, 2016	JPY 47 million

Other

1.      The Audit Committee reviewed, based on the performance of duties by the Independent Auditor in previous years pursuant to the auditing plan, whether (i) the items and structure of the auditing plan for the fiscal year ended March 31, 2016 were such that they appropriately corresponded to the risk assessments, and (ii) the estimate of the compensation for the audit had been prepared based on the auditing hours required to ensure effective, efficient and proper auditing quality. As a result thereof, the Audit Committee determined that the amount of compensation for the audit was reasonable, and the Audit Committee gave the consent set forth in Article 399, Paragraph 1 of the Companies Act.

2.      MHFG paid consideration to the Independent Auditor for the advisory services and other services related to the response to trends in the global regulations, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Act (non-audit services).

3.      Disciplinary actions related to a suspension of services taken against the Independent Auditor during the past two (2) years:

Outline of the action issued by the FSA on December 22, 2015

(i)     Party subject to the action;

Ernst & Young ShinNihon LLC

(ii)    Description of the action;

-     Order to suspend from accepting new engagements for three (3) months from January 1, 2016, to March 31, 2016

-     Order to improve operations (improvement of the operational control structure)

(iii)  Reasons for the action;

a.      Seven (7) partners of the firm had, in negligence of due care, attested the financial statements of a certain other company containing material misstatements as if the statements contained no material misstatements; and

b. The firm’s operations were found to be significantly inappropriate.

Following the order to improve operations, the Independent Auditor submitted to the Financial Services Agency an operation improvement plan on January 29, 2016, and is announcing the progress in respect of the plan each month. MHFG is receiving reports on such progress from time to time.

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Companies Act from the compensation for the audit under the Financial Instruments and Exchange Act. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,121 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a.	Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

<Dismissal>

1.	The Audit Committee determines the contents of proposals regarding the dismissal of an Independent Auditor to be submitted to the general meeting of shareholders in the case where it is expected that the audit of the financial statements, etc., may be seriously affected by such Independent Auditor’s actions; namely, where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and other matters that may affect the audit of the financial statements, etc.

2.	The Audit Committee dismisses an Independent Auditor upon the unanimous consent of all members of the Audit Committee in the case where such Independent Auditor is recognized to fall under any of the Items in Article 340, Paragraph 1 of the Companies Act and the Audit Committee decides that such Independent Auditor should be promptly dismissed. In such case, the members of the Audit Committee designated by the Audit Committee will report the dismissal of such Independent Auditor and the reason for such dismissal at the first general meeting of shareholders called after such dismissal.

<Non-reappointment>

The Audit Committee determines the contents of proposals regarding the non-reappointment of an Independent Auditor to be submitted to the general meeting of shareholders in the case where the Audit Committee decides that it is reasonable to change the Independent Auditor to another Independent Auditor who has better capability of being entrusted with the duties of an Independent Auditor of the Group, even though the system, etc., that ensures (i) the appropriate implementation of the method of the audit and the results thereof and (ii) the appropriate accomplishment of duties conducted by the Independent Auditors is maintained at a level generally recognized to be adequate.

b.	Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and eleven (11) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Companies Act or the Financial Instruments and Exchange Act (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG, through its Board of Directors meeting held on April 24, 2015, resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Companies Act and the Enforcement Regulations of the Companies Act, and through its Board of Directors meeting held on April 22, 2016, resolved revisions thereof.

<Major Revised Matters>

•

Partial revisions were made to, among other sections, “(3) Structure concerning reports to the Audit Committee” and “(9) Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act” in light of the introduction of the “In-house Company System” based on customer segments and the organizational reform attendant thereto, and the commencement of the full-scale implementation of the Risk Appetite Framework.

The “Structure for Ensuring Appropriate Conduct of Operations” resolved through its Board of Directors meeting held on April 22, 2016 is as summarized below.

Summary of “Structure for Ensuring Appropriate Conduct of Operations” Resolved on at the Board of Directors Meeting

(1)	Matters concerning employees designated as assistants for the Audit Committee’s duties

Establishment of the Audit Committee Office	MHFG designates the Audit Committee Office as the office in charge of matters concerning assistance in the performance of the Audit Committee’s duties and matters concerning the secretariat for the Audit Committee, and the General Manager of the Audit Committee Office manages the office’s business under the instructions of the Audit Committee.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Organization Regulations,” etc.

(2)	Matters concerning measures for ensuring that employees assisting the Audit Committee’s duties remain independent from Executive Officers as defined in the Companies Act and the effectiveness of the instructions to such employees

Prior consent of the Audit Committee	Prior consent of the Audit Committee shall be obtained with respect to the establishment of the budget of the Audit Committee Office in charge of matters concerning assistance in the performance of the Audit Committee’s duties, reorganization thereof and personnel changes, etc., of employees assigned thereto.
Ensuring Sufficiency and Independence of Structure	The Audit Committee, from the perspective of ensuring the effectiveness of the audit, takes into consideration whether the sufficiency of the structure of assistant employees, etc., and the independence of assistant employees, etc., from Executive Officers as defined in the Companies Act or other person performing an executive role, are ensured.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(3)	Structure concerning reports to the Audit Committee

a.	The structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee

Attendance at meetings of the Audit Committee by Directors, Executive Officers as defined in the Companies Act and employees of MHFG	The Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, Executive Officers as defined in the Companies Act and employees of MHFG shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
The Audit Committee receives reports from the Compliance Group, the Risk Management Group, the Strategic Planning Group, the Financial Control & Accounting Group, etc., on matters concerning the internal control system, and, whenever necessary, requests investigation of relevant matters.
Coordination with the Internal Audit Group	The Audit Committee cooperates with the Internal Audit Group regularly and flexibly, such as by receiving reports of the auditing plans or audit results, etc., from the Internal Audit Group, and whenever necessary, requesting investigation of relevant matters or giving specific instructions to the Internal Audit Group.

“Structure under which Directors (excluding Directors who are members of the Audit Committee), Executive Officers as defined in the Companies Act and employees of MHFG report to the Audit Committee,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee,” “Auditing Standards of the Audit Committee” and “Regulations of the Internal Audit Committee,” etc.

b.	The structure under which directors, corporate auditors or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee

Attendance at meetings of the Audit Committee by directors, corporate auditors, executive officers and employees of subsidiaries, etc.	The Audit Committee may, whenever necessary, have directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., attend meetings of the Audit Committee and request reports and opinions by such persons. Directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Reports, etc., of the Status of Management of Subsidiaries, etc.	The Audit Committee and members of the Audit Committee receive reports or explanations concerning the status of management of subsidiaries, etc., from Executive Officers as defined in the Companies Act and employees, and inspect relevant documents. The Audit Committee and members of the Audit Committee shall, whenever necessary in order to audit the circumstances regarding the execution of duties by directors and Executive Officers as defined in the Companies Act, request subsidiaries, etc., to provide reports regarding their businesses or investigate the status of their operations and properties.

“Structure under which directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries or persons who receive reports from such persons report to the Audit Committee of MHFG,” including the foregoing matters, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(4)	The structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report

Prohibition of Disadvantageous Treatment	MHFG maintains a compliance hotline where employees, etc., may report when they find any problems concerning compliance, such as violation of laws or violation of office regulations. The compliance hotline is implemented through policies such as, with respect to informing or reporting the relevant matters to ensure confidentiality; not to disclose the personal information of those who report to any third party without their consent; to give consideration not to identify those who report in the factual investigation; and not to disadvantageously treat those who report in any personnel changes matter or any other aspects due to such report.
Persons who report to the Audit Committee shall not be treated disadvantageously due to such report.

“Structure to ensure that persons who report to the Audit Committee are not treated disadvantageously due to such report,” including the foregoing matters, has been set forth in the “Basic Policy of Compliance,” etc.

(5)	Matters concerning policies for the procedures for prepayment or reimbursement of the expenses incurred for the execution of duties by members of the Audit Committee (limited to the execution of duties for the Audit Committee) or treatment of other expenses or liabilities incurred for the execution of such duties

Burden of Expenses

The Audit Committee or members appointed by the Audit

Committee, whenever necessary, may utilize attorneys-at-law, certified public accountants or other experts, and are authorized to pay such expenses and request MHFG to reimburse such expenses deemed necessary for the execution of duties. MHFG shall bear such expenses.

The foregoing has been set forth in the “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(6)	Other structures to ensure the effectiveness of audits by the Audit Committee

Appointment of members of the Audit Committee	Given that, as a financial institution, it is essential for MHFG to ensure the effectiveness of the activities of the Audit Committee, and that it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, and share information among the Audit Committee, and to have sufficient coordination with internal control departments, MHFG in principle appoints one or two Non-Executive Directors who are internal directors as full-time members of the Audit Committee.
Coordination with Internal Audit Group, etc.	The Audit Committee executes its duties through effective coordination with the Internal Audit Group, etc., based on the establishment and management of internal control systems at MHFG and its subsidiaries.
Attendance of Independent Auditors and outside experts, etc., at the Audit Committee	The Audit Committee may, whenever necessary, have Independent Auditors and outside experts, etc., attend meetings of the Audit Committee and request reports and opinions by those people. Independent Auditors shall, upon request by the Audit Committee, attend meetings of the Audit Committee and explain matters requested by the Audit Committee.
Coordination with Corporate Auditors of subsidiaries, etc., as well as Independent Auditors	The Audit Committee and members of the Audit Committee maintain close coordination with Independent Auditors in order to implement effective auditing, and whenever necessary, maintain close coordination with the Corporate Auditors of subsidiaries, etc.

“Other structures to ensure the effectiveness of audits by the Audit Committee,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Audit Committee” and “Auditing Standards of the Audit Committee,” etc.

(7)	Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act

Period for retention	MHFG fixes the period for retention of information, such as the minutes of the Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and carries out other necessary matters relating to the safekeeping and management thereof.
Information management	The President & CEO is responsible for information management of MHFG, while the Head of Compliance Group is in charge of matters relating to the planning and operation of information management. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of information management, etc., periodically and as necessary.
MHFG, in principle, establishes specific plans for thorough information management each fiscal year and periodically follows up on the status of the implementation thereof.

Business Policy Committees	Business Policy Committees, such as the Compliance Committee, comprehensibly discuss and coordinate various group-wide issues concerning information management.

“Structure for the safekeeping and management of information on the execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Basic Approach for Group Business Management Concerning Information Management,” “Information Security Policy,” “Regulations of the Executive Management Committee” and “Regulations of the Internal Audit Committee,” etc.

(8)	Rules and other structures for managing risk of loss

Comprehensive Risk Management	MHFG maintains basic policies with respect to comprehensive risk management of MHFG and entities administered by MHFG in the “Basic Policy for Comprehensive Risk Management.”
MHFG sets forth, in the “Basic Policy for Comprehensive Risk Management,” definitions and classifications of risks as well as the division and office responsible for risk management and the management structure. Moreover, MHFG implements comprehensive risk management to control risk to a level acceptable from a management perspective by evaluating risks as a whole and appropriately responding to risks as necessary either prior or subsequent to their occurrence both qualitatively and quantitatively.
The President & CEO is responsible for the comprehensive risk management of MHFG, while the Head of Risk Management Group is in charge of matters relating to the planning and operation of comprehensive risk management pursuant to the “Basic Policy for Comprehensive Risk Management.” The Head of Risk Management Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of comprehensive risk management, etc., periodically and as necessary. Moreover, the Head of Risk Management Group makes recommendations to each officer in charge of risk management from the perspective of comprehensive risk management, as necessary.
Business Policy Committees	Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various group-wide issues concerning market risks and liquidity risks, etc.
Business continuity management	MHFG sets forth responses in the event of emergency, etc., at MHFG and entities administered by MHFG and basic policies for business continuity management in the “Basic Policy for Business Continuity Management.”
MHFG establishes appropriate and effective responses as well as the framework of business continuity management and responses in the event of an emergency in the “Basic Policy for Business Continuity Management” in ordinary times in order to identify risks of an emergency and swiftly implement measures, including risk reduction measures in the event of an emergency, etc., and MHFG aims to disseminate information relating thereto across its organization.
MHFG establishes a specialized organization assigned to matters relating to business continuity management.

“Rules and other structures for managing risk of loss,” including the foregoing rules and structures, has been set forth in the “Basic Policy for Comprehensive Risk Management,” “Basic Policy for Credit Risk Management,” “Basic Policy for Market Risk Management,” “Basic Policy for Liquidity Risk Management,” “Basic Policy for Operational Risk Management” and “Basic Policy for Business Continuity Management,” etc.

(9)	Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act

Delegation of authority	MHFG realizes expeditious corporate management that is capable of making swift and flexible decisions by delegating decisions on business execution to Executive Officers as defined in the Companies Act to the fullest extent.
In-house company system	MHFG maintains companies and units under a management structure based on customer segments and, as the company that oversees the business management of the Group, MHFG takes on the formulation, etc., of group-wide strategies across banking, trust banking, securities and other business areas.
Implementation of risk appetite framework	MHFG implementing the risk appetite framework by establishing Group level risk appetite within the risk-bearing capacity of the Group as a whole and, among other things, cascading down the Group level risk appetite into each company and unit.
Assigned business, decision-making authority, etc.	MHFG determines the criteria for matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority depending on the importance of matters, etc. MHFG also maintains an Executive Management Committee and several Business Policy Committees, etc. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

“Structure to ensure the efficient execution of duties by Executive Officers as defined in the Companies Act,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Regulations of the Board of Directors,” “Organization Regulations,” “Authorization Regulations,” and “Basic Policy for Implementation of Risk Appetite Framework” etc.

(10)	Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation

“Mizuho Code of Conduct”	MHFG maintains the “Mizuho Code of Conduct” as an ethical standard that must be observed in implementing “Mizuho’s Corporate Identity” that serves as the concept that forms the basis of all activities conducted by MHFG. MHFG observes the “Mizuho Code of Conduct” in making all business and operational decisions.
Compliance	MHFG views complete compliance as a basic principle of management and maintains a compliance-management structure and a “Compliance Manual.” MHFG, in principle, develops compliance programs each fiscal year for the implementation of specific plans for complete compliance and periodically follows up on the status of the implementation of such plans. MHFG also maintains the compliance hotline and hotlines relating to the internal control and audit with respect to accounting and financial reports.

The President & CEO is responsible for compliance of MHFG, while the Head of Compliance Group is in charge of planning, drafting and promoting matters related to compliance in general. The Head of Compliance Group reports to the Board of Directors, the Audit Committee, the Executive Management Committee and the President & CEO with respect to the status of compliance, etc., periodically and as necessary.
Sever relations with anti-social elements	MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements,” which is viewed as an important policy of the Group when designing and implementing the specific plans for complete compliance above.
Business Policy Committees	The Business Policy Committees, such as the Compliance Committee and the Anti-social Elements Elimination Committee, comprehensibly discuss and coordinate issues concerning compliance and handling of anti-social elements.

“Structure to ensure that the duties of Executive Officers as defined in the Companies Act and employees are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Mizuho Code of Conduct,” “Basic Policy of Compliance” and “Compliance Manual,” etc.

(11)	Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

“Mizuho Code of Conduct”	“Mizuho Code of Conduct” is adopted at each of the group companies.
Group management administration	MHFG directly administers its core group companies set forth in the “Group Management Administration Regulations,” in order to play an active role as a holding company in the management of our Group and takes on a planning function with respect to strategies and policies of our Group and a controlling function with respect to each company of our Group as part of MHFG’s business management.
In accordance with the “Standards for Management of Subsidiaries” prescribed by MHFG, the core group companies administer subsidiaries, etc., other than the core group companies.
Reports to the Board of Directors, etc., by Directors, Executive Officers as defined in the Companies Act and employees, etc.	The Board of Directors, the Nominating Committee, the Compensation Committee and the Audit Committee may, whenever necessary, have Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) attend meetings of the Board of Directors and such committees and request reports and opinions by those people. Directors, Executive Officers as defined in the Companies Act and employees of MHFG (including directors, corporate auditors, or other persons equivalent thereto and employees of the Three Core Companies, and directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc., with respect to the meetings of the Board of Directors and the Audit Committee) shall, upon request, attend meetings of the Board of Directors and such committees and explain matters requested by the Board of Directors and such committees.

“Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries,” including the foregoing structures, has been set forth in the “Corporate Governance Guidelines,” “Mizuho Code of Conduct,” “Regulations of the Board of Directors,” “Regulations of the Company Strategy Conference,” “Group Management Administration Regulations,” “Standards for Management of Subsidiaries” and “Standards for Management of the In-House Company System’,” etc.

a.	Structure concerning reports to MHFG of matters related to execution of duties by the directors of MHFG’s subsidiaries and other persons equivalent thereto (referred to as the “Directors, etc.” in c. and d. below.)

Application for approval and reports from the core group companies	Pursuant to the “Group Management Administration Regulations,” MHFG receives application for approval from the core group companies on material matters concerning the entire Group and receives reports on matters compatible thereto.
With respect to risk management, compliance management and internal audit, MHFG receives reports periodically or as necessary regarding necessary matters in accordance with the basic policies, etc. In addition, as for matters that need to be adjusted with the basic policies, etc., and when MHFG gives instructions, MHFG shall cause the core group companies to take procedures of application for approval, etc.

“Structure concerning reports to MHFG of matters related to execution of duties by the directors of MHFG’s subsidiaries and other persons equivalent thereto,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management,” “Basic Policy of Compliance” and “Basic Policy on Internal Audit,” etc.

b.	Rules and other structures for managing risk of loss of MHFG’s subsidiaries

Basic Policy for Risk Management	With respect to the risk management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for risk management, such as the risk status, etc., of the core group companies, and reports the comprehensive risk management status, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.
MHFG centrally captures and manages the risk and business continuity management of the core group companies, and the risk and business continuity management of subsidiaries, etc., other than the core group companies shall be made, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy for risk and business continuity management upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Rules and other structures for managing risk of loss of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations,” “Basic Policy for Comprehensive Risk Management” and “Basic Policy for Business Continuity Management,” etc.

c.	Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries

Development and presentation of management policies, etc.	Pursuant to the “Group Management Administration Regulations,” MHFG develops the basic policies, etc., on matters concerning the development of management policy and business strategy, and presents them to the core group companies.

“Structure to ensure the efficient execution of duties of the directors, etc., of MHFG’s subsidiaries,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Organization Regulations,” etc.

d.	Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation

Basic policy relating to compliance	With respect to the compliance management of the core group companies, MHFG develops and presents the basic policies, etc., and receives reports periodically or as necessary on matters necessary for compliance management of the core group companies, and reports the status of compliance, etc., to the Board of Directors and the Audit Committee, etc. When adjustments with the basic policies, etc., developed by MHFG are necessary, and when MHFG gives instructions on said basic policies, etc., MHFG shall give prior approval.
MHFG maintains a system that centrally captures and manages the status of compliance of the core group companies, and as for subsidiaries, etc., other than the core group companies, the management system shall be established, in principle, through the core group companies.
The companies particularly designated by MHFG, among the core group companies, respectively set forth the basic policy of compliance upon applying to MHFG, in accordance with the basic policy established by MHFG.

“Structure to ensure that the duties of the directors, etc., and employees of MHFG’s subsidiaries are executed in compliance with laws, regulations and the Articles of Incorporation,” including the foregoing structures, has been set forth in the “Group Management Administration Regulations” and “Basic Policy of Compliance,” etc.

The operational status of the “Structure for Ensuring Appropriate Conduct of Operations” resolved through the Board of Directors meeting held on April 24, 2015 is as summarized below.

Summary of the operational status of the “Structure for Ensuring Appropriate Conduct of Operations (Internal Control System)”

(1)	Internal control system as a whole

•

Regarding MHFG’s “Internal Control System” that was resolved on at the Board of Directors meeting held on April 24, 2015, the operational status and related matters were reviewed, and it was confirmed that there were no structural or operational issues. Thereafter, partial modification of the “Internal Control System” was resolved at the Board of Directors meeting held on April 22, 2016.

(2)	Risk management structure

•

MHFG allocates risk capital to its subsidiaries, etc., to control risk within the limits set for each company. MHFG also controls risk within managerially acceptable limits by working to ensure that the overall risk the Group holds on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength. In addition, to ensure the ongoing financial health of MHFG and its core group companies, the foregoing regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within the aforementioned framework. Reports are also submitted to the Board of Directors etc., of each company.

•

Business Policy Committees, such as the Risk Management Committee, comprehensibly discuss and coordinate various group-wide issues concerning market risks and liquidity risks, etc., and report to the Board of Directors, etc., periodically and as necessary.

•

For the purposes of uniform maintenance and improvement of the Group’s business continuity management system, the Group’s development policies and plan are formulated each fiscal year taking into account the social environment, risk changes and other factors. The Business Continuity Management Committee periodically follows up on the progress of the development plan and reports to the Board of Directors, etc. In addition, the Group works on improvement of the effectiveness of the business continuity management system of the entire Group through the Group’s joint trainings and drills, etc.

(3)	Compliance structure

•

Every year, MHFG develops and implements compliance programs, including various arrangements, training and checks, etc., related to compliance for the implementation of specific plans for complete compliance and additionally, manages the progress of and makes necessary amendments to such plans.

•

MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG dedicates itself to “severing relations with anti-social elements,” which is viewed as an important policy of the Group when designing and implementing the specific plans for complete compliance above.

•	The Compliance Committee, etc., discuss and coordinate issues concerning compliance, including the compliance programs, and report to the Board of Directors, etc., periodically and as necessary.

(4)	Execution of duties by Executive Officers as defined in the Companies Act

•

MHFG has adopted a structure of Company with Three Committees for the purpose of securing the effectiveness of corporate governance and supervision of the management, and enabling the management to make swift and flexible decisions and to realize expeditious corporate management by the Board of Directors’ delegating decisions on business execution.

•

The Board of Directors adopted a resolution to introduce, on April 1, 2016, the in-house company system, which is a management structure based on customer segments that aims to promptly conduct the banking, trust banking, securities, asset management and think tank functions, etc.

•

With an aim to balance its risk-return through the integrated group-wide operation of business strategies, financial strategies and risk controls, the Group commenced the full-scale implementation of the risk appetite framework, under which, the Group determines its business strategies and measures as well as its resource allocation and profit plans based on Mizuho’s risk appetite that is defined as the level and type of risk management the Group is willing to assume in order to realize its business and financial strategies, and the Group monitors the operation status.

•

MHFG has determined the matters to be resolved by or reported to the Board of Directors, assignment of each organization, decision-making authority, etc. In addition, the Business Policy Committees were reorganized from the perspective of the appropriateness and efficiency of management. Thus, MHFG ensures that Executive Officers as defined in the Companies Act execute their duties efficiently on a company-wide basis.

(5)	Group management administration structure

•

Integrated group management is ensured by the adoption of the “Mizuho Code of Conduct” by each group company and the implementation of management based on the common concept of the Group, “Mizuho’s Corporate Identity,” of the core group companies that are directly administered by MHFG and of subsidiaries, etc., other than the core group companies that are administered through the core group companies.

•

Pursuant to the “Group Management Administration Regulations,” MHFG received application for approval from the core group companies on material matters concerning the entire Group and received reports on matters compatible thereto.

•

With respect to risk management, compliance management and internal audit, MHFG received reports periodically and as necessary, and reported such reports to the Board of Directors, etc. MHFG also gave appropriate instructions with respect to the risk management, compliance management and internal audit.

(6)	Execution of duties by Audit Committee

•

The Audit Committee consists of two Internal Non-Executive Directors and three Outside Directors, and the two Internal Non-Executive Directors are appointed as full-time members of the Audit Committee. The full-time members of the Audit Committee strive to ensure the effectiveness of the Audit Committee’s activities by attendance at important meetings, inspection of relevant documents and collection of reports from Directors, Executive Officers as defined in the Companies Act and employees of MHFG as well as directors, corporate auditors, or other persons equivalent thereto and employees of MHFG’s subsidiaries, etc.

•

The Audit Committee has all the group heads and unit heads and each President & CEO of the Three Core Companies attend meetings of the Audit Committee on an individual basis to receive reports periodically on, among other things, the status of the execution of duties, including administration of group companies, and to have the opportunity to exchange opinions, etc., mainly from an internal control perspective. The Audit Committee, after confirming the effectiveness of the “internal control system,” consented to the submission of a proposal to the Board of Directors concerning annual modification of the “internal control system.”

•

Above all, with respect to internal audits, the Audit Committee has the Head of Internal Audit Group periodically attend the meetings of the Audit Committee to receive reports on, among other things, the status of internal audits, including those of group companies, and give specific instructions whenever necessary as well as approving resolutions regarding the basic internal auditing plan.

•

In order to seek close coordination with the corporate auditors of subsidiaries, etc., the Audit Committee and members of the Audit Committee periodically hold several meetings with corporate auditors of the Group for the purpose of communicating and working on subjects related to audits to exchange opinions, etc.

•

In addition, the Audit Committee has Independent Auditors periodically attend the meetings of the Audit Committee to receive reports on auditing plans, the status of audits and audit results, etc., and to discuss risk assessments, etc.

•

Through the in-house training and by distributing information on the intranet, MHFG ensures that employees, etc., are well informed that employees, etc., who find any problems concerning compliance and contact the compliance hotline or report to the full-time members of the Audit Committee, shall not be treated disadvantageously due to any such contact or report.

•

MHFG has established the Audit Committee Office as a division responsible for assisting in the duties of the Audit Committee and has assigned thereto employees who are not subject to the chain of command structure of Executive Officers as defined in the Companies Act. In order to ensure the independence of the employees assigned to the Audit Committee Office, from Executive Officers as defined in the Companies Act, the prior consent of the Audit Committee is obtained with respect to personnel changes relating to employees assigned to and the budget of the Audit Committee Office, etc.

8. Matters Regarding Specified Wholly-Owned Subsidiary

(1)	Name and Address of Specified Wholly-Owned Subsidiary

Mizuho Bank, Ltd.

5-5, Otemachi 1-chome, Chiyoda–ku, Tokyo

(2)	Total Book Value of Stock of Specified Wholly-Owned Subsidiary Held by MHFG, Wholly-Owned Subsidiary, etc., as of March 31, 2016

5,015,628 million yen

(3)	Total Amount of Assets Recognized in the Balance Sheet of MHFG for This Fiscal Year

7,064,211  million yen

9. Others

Policy for Exercise of the Authority Given to the Board of Directors Pursuant to the Provision of the Articles of Incorporation Subject to the Provisions of Article 459, Paragraph 1 of the Companies Act (Policy for Making Decisions regarding Dividends from Surplus, etc.)

In its Articles of Incorporation, MHFG provides that it shall decide distribution of dividends from surplus and other matters provided for in each item of Article 459, Paragraph 1 of the Act, not by a resolution of a general meeting of shareholders, but by a resolution of the Board of Directors, unless otherwise provided for in laws or regulations.

MHFG continues to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

MHFG aims to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for its consideration and realize steady returns to shareholders. MHFG will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments for each term.

(Other Matters to Consider)

There are no matters that apply to the following sections: “Business Transfer, etc.,” “Other Important Matters Regarding the Current State of the Group,” “Opinion of the Outside Directors,” “Liability Limitation Agreements with Independent Auditors,” “Basic Policy on the Conduct of Parties in Control of Financial and Business Policy Decisions of the Company,” “Matters Concerning Transaction with Parent Company, etc.” and “Matters Concerning Accounting Advisors (‘Kaikei Sanyo’).”

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016

Millions of yen
As of March 31, 2016
Assets
Cash and Due from Banks	¥36,315,471
Call Loans and Bills Purchased	893,545
Receivables under Resale Agreements	7,805,798
Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390
Other Debt Purchased	2,979,797
Trading Assets	13,004,522
Money Held in Trust	175,638
Securities	39,505,971
Loans and Bills Discounted	73,708,884
Foreign Exchange Assets	1,447,743
Derivatives other than for Trading Assets	3,157,752
Other Assets	4,144,131
Tangible Fixed Assets	1,085,791
Buildings	344,311
Land	605,626
Lease Assets	24,919
Construction in Progress	19,698
Other Tangible Fixed Assets	91,237
Intangible Fixed Assets	804,567
Software	318,920
Goodwill	23,440
Lease Assets	11,304
Other Intangible Fixed Assets	450,900
Net Defined Benefit Asset	646,428
Deferred Tax Assets	36,517
Customers’ Liabilities for Acceptances and Guarantees	4,798,158
Reserves for Possible Losses on Loans	(459,531)

Total Assets	¥193,458,580

Liabilities
Deposits	¥105,629,071
Negotiable Certificates of Deposit	11,827,533
Call Money and Bills Sold	2,521,008
Payables under Repurchase Agreements	16,833,346
Guarantee Deposits Received under Securities Lending Transactions	2,608,971
Commercial Paper	1,010,139
Trading Liabilities	10,276,133
Borrowed Money	7,503,543
Foreign Exchange Liabilities	492,473
Short-term Bonds	648,381
Bonds and Notes	6,120,928
Due to Trust Accounts	5,067,490
Derivatives other than for Trading Liabilities	2,571,597
Other Liabilities	5,532,596
Reserve for Bonus Payments	62,171
Reserve for Variable Compensation	2,836
Net Defined Benefit Liability	51,514
Reserve for Director and Corporate Auditor Retirement Benefits	1,685
Reserve for Possible Losses on Sales of Loans	267
Reserve for Contingencies	5,271
Reserve for Reimbursement of Deposits	16,154
Reserve for Reimbursement of Debentures	39,245
Reserves under Special Laws	2,024
Deferred Tax Liabilities	414,799
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991
Acceptances and Guarantees	4,798,158

Total Liabilities	184,105,335

Net Assets
Common Stock and Preferred Stock	2,255,790
Capital Surplus	1,110,164
Retained Earnings	3,197,616
Treasury Stock	(3,609)

Total Shareholders’ Equity	6,559,962

Net Unrealized Gains (Losses) on Other Securities	1,296,039
Deferred Gains or Losses on Hedges	165,264
Revaluation Reserve for Land	148,483
Foreign Currency Translation Adjustments	(53,689)
Remeasurements of Defined Benefit Plans	51,752

Total Accumulated Other Comprehensive Income	1,607,851

Stock Acquisition Rights	2,762
Non-controlling Interests	1,182,668

Total Net Assets	9,353,244

Total Liabilities and Net Assets	¥193,458,580

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Millions of ven
For the fiscal year ended March 31, 2016
Ordinary Income	¥3,215,274
Interest Income	1,426,256
Interest on Loans and Bills Discounted	921,653
Interest and Dividends on Securities	308,089
Interest on Call Loans and Bills Purchased	6,847
Interest on Receivables under Resale Agreements	41,328
Interest on Securities Borrowing Transactions	8,640
Interest on Due from Banks	67,248
Other Interest Income	72,449
Fiduciary Income	53,458
Fee and Commission Income	751,712
Trading Income	313,106
Other Operating Income	326,065
Other Ordinary Income	344,674
Recovery of Written-off Claims	18,273
Other	326,401

Ordinary Expenses	2,217,744
Interest Expenses	422,574
Interest on Deposits	167,540
Interest on Negotiable Certificates of Deposit	35,354
Interest on Call Money and Bills Sold	7,711
Interest on Payables under Repurchase Agreements	59,983
Interest on Securities Lending Transactions	2,988
Interest on Commercial Paper	2,285
Interest on Borrowed Money	21,505
Interest on Short-term Bonds	1,080
Interest on Bonds and Notes	98,474
Other Interest Expenses	25,648
Fee and Commission Expenses	144,160
Trading Expenses	2,598
Other Operating Expenses	79,650
General and Administrative Expenses	1,349,593
Other Ordinary Expenses	219,166
Provision for Reserves for Possible Losses on Loans	4,446
Other	214,720

Ordinary Profits	997,529

Extraordinary Gains	20,362
Gains on Disposition of Tangible Fixed Assets	7,540
Other Extraordinary Gains	12,822
Extraordinary Losses	9,640
Losses on Disposition of Tangible Fixed Assets	4,811
Losses on Impairment of Fixed Assets	4,412
Other Extraordinary Losses	416

Income before Income Taxes	1,008,252

Income Taxes:
Current	216,354
Refund of Income Taxes	(3,065)
Deferred	69,260

Total Income Taxes	282,549

Profit	725,702

Profit Attributable to Non-controlling Interests	54,759

Profit Attributable to Owners of Parent	670,943

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(195,264)		(195,264)
Profit Attributable to Owners of Parent			670,943		670,943
Repurchase of Treasury Stock				(653)	(653)
Disposition of Treasury Stock		81		659	741
Transfer from Revaluation Reserve for Land			1,566		1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,245)			(1,245)
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	386	(777)	477,244	6	476,859

Balance as of the end of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive income
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(195,264)
Profit Attributable to Owners of Parent									670,943
Repurchase of Treasury Stock									(653)
Disposition of Treasury Stock									741
Transfer from Revaluation Reserve for Land									1,566
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,245)
Net Changes in Items other than Shareholders’ Equity	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(876,089)

Total Changes during the period	(441,308)	138,628	2,064	(13,235)	(108,252)	(422,104)	(1,057)	(452,927)	(399,230)

Balance as of the end of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2016

Millions of yen
As of March 31, 2016
Assets
Current Assets
Cash and Due from Banks	¥16,442
Prepaid Expenses	2,969
Other Current Assets	71,404
Total Current Assets	90,816
Fixed Assets
Tangible Fixed Assets	165,803
Buildings	5,385
Equipment	934
Land	159,342
Construction in Progress	140
Intangible Fixed Assets	8,451
Trademarks	1
Software	5,824
Other Intangible Fixed Assets	2,625
Investments	6,799,139
Investment Securities	117,728
Investments in Subsidiaries and Affiliates	6,022,661
Long-term Loans to Subsidiaries and Affiliates	624,517
Long-term Prepaid Expenses	141
Prepaid Pension Cost	10,978
Other Investments	23,112
Total Fixed Assets	6,973,394

Total Assets	¥7,064,211

Liabilities
Current Liabilities
Short-term Borrowings	¥686,345
Short-term Bonds	500,000
Accounts Payable	1,879
Accrued Expenses	6,159
Accrued Corporate Taxes	29
Deposits Received	2,042
Unearned Income	90
Reserve for Bonus Payments	319
Reserve for Variable Compensation	343
Total Current Liabilities	1,197,207
Non-Current Liabilities
Bonds and Notes	584,517
Long-term Borrowings	40,000
Deferred Tax Liabilities	20,901
Reserve for Employee Retirement Benefits	3,761
Other Non-Current Liabilities	20,614
Total Non-Current Liabilities	669,794

Total Liabilities	¥1,867,002

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,255,790
Capital Surplus
Capital Reserve	1,195,682
Other Capital Surplus	147
Total Capital Surplus	1,195,830
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,698,699
Retained Earnings Brought Forward	1,698,699
Total Retained Earnings	1,703,049
Treasury Stock	(2,813)

Total Shareholders’ Equity	5,151,857

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	42,588

Total Valuation and Translation Adjustments	42,588

Stock Acquisition Rights	2,762

Total Net Assets	5,197,208

Total Liabilities and Net Assets	¥7,064,211

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

Millions of yen
For the fiscal year ended March 31, 2016
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥292,883
Fee and Commission Income Received from Subsidiaries and Affiliates	40,616
Total Operating Income	333,500
Operating Expenses
General and Administrative Expenses	31,063
Total Operating Expenses	31,063

Operating Profits	302,436

Non-Operating Income
Interest on Deposits and Cash Dividends	3,253
Interest on Loans	9,630
Fee and Commissions	1,037
Other Non-Operating Income	1,317
Total Non-Operating Income	15,237
Non-Operating Expenses
Interest Expenses	1,296
Interest on Short-term Bonds	543
Interest on Bonds	10,074
Bond Issuance Expenses	3,230
Other Non-Operating Expenses	5,967
Total Non-Operating Expenses	21,111

Ordinary Profits	296,562

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	8,349
Total Extraordinary Gains	8,349
Extraordinary Losses
Other Extraordinary Losses	5
Total Extraordinary Losses	5

Income before Income Taxes	304,906

Income Taxes:
Current	334
Deferred	182
Total Income Taxes	516

Net Income	¥304,389

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680
Changes during the period
Issuance of New Shares	386	386		386					772
Cash Dividends						(195,264)	(195,264)		(195,264)
Net Income						304,389	304,389		304,389
Repurchase of Treasury Stock								(13)	(13)
Disposition of Treasury Stock			81	81				211	293
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	386	386	81	467	—	109,125	109,125	198	110,176

Balance as of the end of the period	2,255,790	1,195,682	147	1,195,830	4,350	1,698,699	1,703,049	(2,813)	5,151,857

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	50,704	3,820	5,096,205
Changes during the period
Issuance of New Shares			772
Cash Dividends			(195,264)
Net Income			304,389
Repurchase of Treasury Stock			(13)
Disposition of Treasury Stock			293
Net Changes in Items other than Shareholders’ Equity	(8,116)	(1,057)	(9,174)

Total Changes during the period	(8,116)	(1,057)	101,002

Balance as of the end of the period	42,588	2,762	5,197,208

[Translation]

Independent Auditor’s Report

May 11, 2016

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2015 through March 31, 2016.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2016 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Independent Auditor’s Report

May 11, 2016

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Mutsuo Emi Certified Public Accountant Designated and Engagement Partner

Ryuji Takagi Certified Public Accountant Designated and Engagement Partner

Hiroshi Nishida Certified Public Accountant Designated and Engagement Partner

Shinichi Hayashi Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 14th fiscal year from April 1, 2015 through March 31, 2016.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the non-consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 14th fiscal year ended March 31, 2016 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of the Directors and the Executive Officers as defined in the Companies Act of the Company during the 14th fiscal year from April 1, 2015 to March 31, 2016 and hereby reports the auditing method and the results thereof as follows:

1.	Auditing Method and Details Thereof

The Audit Committee received from the Directors and the Executive Officers as defined in the Companies Act, employees and other related persons reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act, and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed its opinions. In addition, in accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings, received from the Directors, the Executive Officers as defined in the Companies Act and other related persons reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports, inspected important authorized documents and associated information, and examined the business and financial position of the Company. As for the subsidiaries of the Company, the Audit Committee has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

In addition, the Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Audit Committee requested explanations on such notification. Based on the foregoing method, the Audit Committee reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the Business Report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors and the Executive Officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the Directors and the Executive Officers as defined in the Companies Act.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 12, 2016

Mizuho Financial Group, Inc. Audit Committee

Member of the Audit Committee	(Hideyuki Takahashi)
Member of the Audit Committee	(Tetsuo Seki)
Member of the Audit Committee	(Tatsuo Kainaka)
Member of the Audit Committee	(Hirotake Abe)
Member of the Audit Committee	(Nobukatsu Funaki)

(Note) Messrs. Tetsuo Seki, Tatsuo Kainaka and Hirotake Abe, the members of the Audit Committee, are “outside directors” as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]